Exhibit 2.3
Execution Version
STOCK PURCHASE AGREEMENT
by and among
WEST OKLAHOMA PVF COMPANY,
RED MAN PIPE & SUPPLY CO.,
THE SHAREHOLDERS LISTED
ON SCHEDULE 1,
McJ HOLDING LLC (for purposes of Sections 2.3(c) and 10.4 only)
and
Craig Ketchum, as Representative
Dated July 6, 2007

TABLE OF CONTENTS

ARTICLE I Definitions		1

ARTICLE II Acquisition of Company Stock		13
2.1.	Acquisition of Company Stock	13
2.2.	Purchase Price	13
2.3.	Calculation of Purchase Price	14
2.4.	Closing	17
2.5	Withholding	18

ARTICLE III Representations and Warranties of the Shareholders		18
3.1.	Ownership; Authorization of Transaction	18
3.2.	No Conflicts	18

ARTICLE IV Representations and Warranties of the Company		19
4.1.	Authorization of Transaction	19
4.2.	Corporate Organization; Authority	19
4.3.	Capitalization	19
4.4.	No Conflicts	20
4.5.	Financial Statements	21
4.6.	Absence of Certain Changes	22
4.7.	Litigation and Liabilities	22
4.8.	Employees; Benefits	22
4.9.	Compliance with Laws	24
4.10.	Material Contracts	24
4.11.	Real Property	26
4.12.	Environmental Matters	26
4.13.	Tax Matters	27
4.14.	Labor Matters	28
4.15.	Insurance	28
4.16.	Related Party Transactions	29
4.17.	Product Warranty and Product Liability	29
4.18.	Suppliers and Customers	30
4.19.	Purchase and Sale Agreements	30
4.20.	Brokers and Finders	30
4.21.	Power of Attorney	30
4.22.	Investment Canada Act	30
4.23.	Opinion	31

ARTICLE V Representations and Warranties of Buyer		31
5.1.	Organization, Good Standing and Qualification	31
5.2.	Corporate Authority	31
5.3.	Governmental Filings; No Violations; Etc.	31
5.4.	Litigation	32

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5.5.	Financing	32
5.6.	Brokers and Finders	33

ARTICLE VI Covenants		33
6.1.	Interim Operations	33
6.2.	Other Actions; Notification	35
6.3.	Access and Reports	36
6.4.	Shareholder Restrictions	37
6.5.	Shareholder Non-Compete Agreements	37
6.6.	Shareholders’ Post-Closing Confidentiality Obligation	37
6.7.	Release of Claims by Shareholders	37
6.8.	Investigations and Actions	38
6.9.	Indemnification; Directors’ and Officers’ Insurance	38
6.10.	Director Resignations	40
6.11.	Excluded Assets	40
6.12.	Ancillary Documents	40
6.13.	Financing	40
6.14.	CanHCo Call Right	41
6.15.	Assets of Buyer	42
6.16.	Phantom Stock	42
6.17.	Contribution Percentages	42
6.18.	CK Contributed Share Percentage	43

ARTICLE VII Conditions to Closing		43
7.1.	Conditions to Obligations of the Shareholders and Buyer	43
7.2.	Conditions to the Obligations of the Shareholders	43
7.3.	Conditions to the Obligations of Buyer	44

ARTICLE VIII Termination		46
8.1.	Termination	46
8.2.	Effect of Termination and Abandonment	47

ARTICLE IX Survival		47
9.1.	Survival	47

ARTICLE X Miscellaneous		47
10.1.	Publicity	47
10.2.	Entire Agreement	47
10.3.	Succession and Assignment	47
10.4.	Expenses	48
10.5.	Headings	48
10.6.	Notices	48
10.7.	Governing Law	49
10.8.	Amendments and Waivers	49
10.9.	Severability	50
10.10.	Construction	50
10.11.	Specific Performance	50

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10.12.	Jurisdiction; Court Proceedings; Waiver of Jury Trial	50
10.13.	Attorneys’ Fees	51
10.14.	Representative	51
10.15.	No Third Party Beneficiaries	52
10.16.	Obligations of Parties	52
10.17.	No Presumption Against Drafting Party	52
10.18.	Signatures	52
10.19.	Computation of Time	52
10.20.	Dollars	52
EXHIBITS

Exhibit A	Contribution Agreement
Exhibit B	Contribution Percentages
Exhibit C	Net Working Capital
Exhibit D	Form of Escrow Agreement
Exhibit E	Debt Financing Commitment
Exhibit F	Equity Financing Commitment
Exhibit G	Non-Compete Agreement

iii

STOCK PURCHASE AGREEMENT
     STOCK PURCHASE AGREEMENT, dated July 6, 2007 (the “Agreement”), by and among West Oklahoma PVF Company, a Delaware corporation (“Buyer”), Red Man Pipe & Supply Co., an Oklahoma corporation (the “Company”), the holders of all outstanding shares of stock of the Company listed on Schedule 1 (each, a “Shareholder” and, collectively, the “Shareholders”), McJ Holding LLC, a Delaware limited liability company (“McJ Holding”) (for purposes of Sections 2.3(c) and 10.4 only) and Craig Ketchum, as Representative (as defined below). Buyer, the Company and each of the Shareholders (and any Person who becomes a Shareholder after the date hereof as contemplated by Section 6.17) are separately referred to herein as a “Party” and, together, as the “Parties.”
     WHEREAS, Buyer desires to acquire all of the issued and outstanding capital stock of the Company;
     WHEREAS, the Shareholders own, in the aggregate, 143,976 shares of Class A Voting Common Stock, par value $0.01 per share, of the Company (the “Class A Stock”), and 34,344 shares of Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (the “Class B Stock” and, together with the Class A Stock, the “Company Stock”);
     WHEREAS, the Company Stock represents the entire issued and outstanding capital stock of the Company;
     WHEREAS, upon the terms and subject to the conditions of this Agreement and the Contribution Agreement (as defined below), Buyer desires to acquire, and the Shareholders desire to sell, the Company Stock;
     WHEREAS, BJHK Limited Partnership and K.F. Enterprises L.L.C. (each a “Ketchum Entity” and collectively, the “Ketchum Entities”) have entered into a Contribution Agreement with McJ Holding, dated as of the date hereof and attached hereto as Exhibit A (the “Contribution Agreement”), pursuant to which the Ketchum Entity has agreed to contribute the Contributed Shares (as defined below) to McJ Holding immediately prior to the Closing in exchange for limited liability company units of McJ Holding (“McJ Units”); and
     WHEREAS, McJ Holding and McJunkin Corporation have entered into an employment agreement with each of those persons listed on Schedule 2 (each, an “Employment Agreement”), which Employment Agreements will be effective as of the Closing.
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:
ARTICLE I
Definitions
     As used in this Agreement, the following terms have the respective meanings set forth below:

     “Accounting Firm” shall have the meaning assigned to such term in Section 2.3(b)(ii).
     “Actual Adjustment” means (x) the Purchase Price as set forth on the Final Statement of Purchase Price minus (y) the Estimated Purchase Price.
     “Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.
     “Affiliate,” (or any correlative term) means, with respect to a Person, any Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person (and, for purposes of this Agreement, the Company and its Subsidiaries shall be considered Affiliates of each of the Shareholders before the Closing and Affiliates of Buyer after the Closing).
     “Aggregate Contribution Percentage” means the percentage that (x) the aggregate number of shares of Company Stock to be contributed to McJ Holding pursuant to the Contribution Agreement bears to (y) the total number of Outstanding Shares. The Aggregate Contribution Percentage is set forth on Exhibit B and is subject to adjustment as provided in Section 6.17.
     “Agreement” shall have the meaning assigned such term in the Preamble.
     “Ancillary Documents” means each agreement, certificate or other instrument executed or to be executed by Buyer, the Company and/or any Shareholder in connection with this Agreement, including the Escrow Agreement, the Employment Agreements, the Contribution Agreement, the Non-Compete Agreement and the letter agreement dated on or about the date hereof between the Ketchum Entities and GS Capital Partners V Fund, L.P. and affiliated funds.
     “Associate” means, with respect to a Person, (a) any corporation or organization of which such Person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities, (b) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of a Person described in clause (a) or (b) of this definition or any relative of such spouse, who has the same home as such Person.
     “Audited Financial Statements” shall have the meaning assigned to such term in Section 4.5.
     “Bankruptcy and Equity Exception” shall have the meaning assigned to such term in Section 3.1(b).
     “Benefit Plans” shall have the meaning assigned to such term in Section 4.8(a).

     “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City are open for the general transaction of business.
     “Buyer” shall have the meaning assigned such term in the Preamble.
     “Call Period” shall have the meaning assigned to such term in Section 6.14.
     “CanHCo” shall have the meaning assigned to such term in Section 6.14.
     “CanHCo Call Price” shall have the meaning assigned to such term in the Midfield Shareholders Agreement.
     “CanHCo Call Right” shall have the meaning assigned to such term in the Midfield Shareholders Agreement.
     “Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short term investments) of the Company or any of its Subsidiaries as of immediately prior to the Closing.
     “Cash Escrow Amount” shall have the meaning assigned to such term in Section 2.3(a)(i).
     “CK” means Craig Ketchum or any Person controlled by Craig Ketchum in which Craig Ketchum and his wife and children have at least a 90% economic beneficial interest.
     “CK Contributed Share Number” means the number of shares of Company Stock contributed by CK to McJ Holding pursuant to the Contribution Agreement plus, for each Ketchum Entity (other than CK) and for each Other Ketchum Entity that contributes shares of Company Stock to McJ Holding pursuant to the Contribution Agreement, the product of (x) the number of shares of Company Stock so contributed and (y) Craig Ketchum’s economic beneficial interest in such Other Ketchum Entity expressed as a percentage.
     “CK Contributed Share Percentage” means the percentage that the CK Contributed Share Number bears to the CK Total Share Number.
     “CK Total Share Number” means the number of shares of Company Stock beneficially owned by CK immediately prior to the Closing (before giving effect to the contribution of CK’s Contributed Shares, but without counting any shares beneficially owned by any Ketchum Entity other than CK, or any Other Ketchum Entity) plus, for each Ketchum Entity (other than CK), and for each Other Ketchum Entity that beneficially owns shares of Company Stock at such time, the product of (x) the number of shares of Company Stock so beneficially owned and (y) Craig Ketchum’s economic beneficial interest in such Other Ketchum Entity..
     “Claims” shall have the meaning assigned to such term in Section 4.7.

     “Class A Stock” shall have the meaning assigned such term in the Recitals.
     “Class B Stock” shall have the meaning assigned such term in the Recitals.
     “Closing” shall have the meaning assigned to such term in Section 2.4.
     “Closing Date” shall have the meaning assigned to such term in Section 2.4.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act and includes her staff at the Competition Bureau.
     “Company” shall have the meaning assigned to such term in the Preamble, and includes any of its predecessors.
     “Company Benefit Plans” shall have the meaning assigned to such term in Section 4.8(b).
     “Company Expenses” means the sum of (i) the collective amount of the Company’s, the Company’s Subsidiaries’ and any of the Shareholder’s expenses payable by the Company or any of the Company’s Subsidiaries to Baker Botts L.L.P., Blakes, Cassel & Graydon LLP, Fleming LLP, Boylan Partners LLC, Fiduciary Counselors, Inc. and Murray, Devine & Co., Inc. and all other out-of-pocket costs and expenses incurred by the Company, the Company’s Subsidiaries or any of the Shareholders and to the extent payable by the Company or any of its Subsidiaries on or after the Closing, in each case in connection with this Agreement or any of the transactions contemplated by this Agreement, plus (ii) any fees payable by the Company or any of its Subsidiaries to any of the Shareholders, any other Related Party or any Affiliate of the Company or any of its Subsidiaries, plus (iii) any broker’s, finder’s, investment banker’s, financial adviser’s or similar fee to the extent payable by the Company or any of the Company’s Subsidiaries on or after the Closing in connection with this Agreement or any of the transactions contemplated by this Agreement, plus (iv) any amounts payable by the Company or any of its Subsidiaries on or after the Closing to any officer, director or employee of the Company or any of its Subsidiaries in the nature of a “change in control,” closing or signing bonus, severance or retention payment or similar payment, as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the Closing, and plus (v) all Taxes and expenses of the Company and/or any of its Subsidiaries arising from, attributable to, or related to the assets listed on Schedule 6.11 and the Company’s distribution or transfer thereof.
     “Company Indemnified Parties” shall have the meaning assigned to such term in Section 6.9(a).
     “Company Retirement Plan” means the Red Man Pipe & Supply Company Retirement Savings Plan.

     “Company Stock” shall have the meaning assigned such term in the Recitals.
     “Competition Act” means the Competition Act (Canada).
     “Competition Act Compliance” means: (i) (A) the issuance of an Advance Ruling Certificate, (B) Buyer and the Company have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been terminated in accordance with the Competition Act or (C) the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act, and (ii) in the case of (B) or (C), Buyer has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that such person is of the view, at that time, that, in effect, there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any terms and conditions attached to any such advice are acceptable to Buyer and such advice has not been rescinded or amended.
     “Confidential Information” shall have the meaning assigned such term in Section 6.6.
     “Confidentiality Agreement” means the confidentiality letter agreement dated March 7, 2007 by and between the Company and McJunkin Corporation.
     “Continuing Shareholder” means each Person that is or becomes a party to the Contribution Agreement pursuant to the terms of this Agreement and holds Contributed Shares immediately prior to the closing of the transactions contemplated by the Contribution Agreement.
     “Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation, whether written or oral.
     “Contributed Shares” means all shares of Company Stock contributed to McJ Holding pursuant to the Contribution Agreement.
     “Contribution Agreement” shall have the meaning assigned to such term in the Recitals.
     “Contribution Percentage Notice” shall have the meaning assigned to such term in Section 6.17.
     “Debt” means the outstanding principal amount of, all accrued and unpaid interest on and other payment obligations (including any premiums, termination fees, expenses or breakage costs due upon prepayment of or payable in connection with this Agreement or the consummation of the transactions contemplated by this Agreement) in respect of, (i) any indebtedness for borrowed money of the Company or any of its Subsidiaries, whether or not recourse to the Company or any of its Subsidiaries, (ii) any obligation of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (iii) any reimbursement obligation of the Company or any of its Subsidiaries with respect to letters of credit (including standby letters of credit to the extent drawn upon), bankers’ acceptances or similar facilities issued for the account of the Company or any of its Subsidiaries, (iv) any obligation of the Company or any of its Subsidiaries issued or assumed as the deferred purchase price of property or services, (v) any lease obligation of the Company or any if its Subsidiaries required to be classified as a capitalized lease obligation under GAAP, (vi) any obligation of the Company or any of its Subsidiaries under any interest rate, currency or other hedging agreements, (vii) any obligation of the Company or any of its Subsidiaries under any factoring, securitization or other similar facility or arrangement and (viii) any obligation of the type referred to in clauses (i) through (vii) of this definition of another Person the payment of which the Company or any of its Subsidiaries has guaranteed or for which the Company or any of its Subsidiaries is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.
     “Debt Amount” means an amount equal to the sum of (a) the aggregate amount of Debt outstanding immediately prior to the Closing, before giving effect to any repayment or refinancing thereof occurring at or immediately prior to the Closing, plus (b) an amount equal to all Pre-Closing Taxes, plus (c) the Tax Amount, plus (d) the aggregate amount of the accrued liability of the Company under the EPSP Plan as of immediately prior to the Closing to the extent not included in clause (a) above, and plus (e) the amount of the DISC commission liability of the Company or any of its Subsidiaries as of immediately prior to the Closing to the extent not included in clause (a) above.
     “Debt Financing” shall have the meaning assigned to such term in Section 5.5.
     “Debt Financing Commitment” shall have the meaning assigned to such term in Section 5.5.
     “Employees” shall have the meaning assigned to such term in Section 4.8(a).
     “Employment Agreement” shall have the meaning assigned such term in the Recitals.
     “Encumbrance” means any mortgage, pledge, lien, encumbrance, claim, charge, security interest, or other similar restriction.
     “Enterprise Value” means $1,111,045,718.37.
     “Environmental Laws” means any applicable law (including common law), regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity relating to (a) the protection of the environment (including air, water, soil and natural resources), (b) the use, storage, handling, release or disposal of or exposure to hazardous substances, or (c) occupational health or safety as it relates to Hazardous Substance handling or exposure, in each case as presently in effect.
     “EPSP Plan” means the Midfield Group Employees Profit Sharing Plan, effective June 15, 2005.

     “ERISA” shall have the meaning assigned to such term in Section 4.8(a).
     “ERISA Affiliate” shall have the meaning assigned to such term in Section 4.8(c).
     “ERISA Plan” shall have the meaning assigned to such term in Section 4.8(b).
     “Escrow Account” shall have the meaning assigned to such term in Section 2.3(a)(i).
     “Escrow Agent” shall have the meaning assigned to such term in Section 2.3(a)(i).
     “Escrow Agreement” shall have the meaning assigned to such term in Section 2.3(a)(i).
     “Escrow Amount” means $40,000,000.
     “Escrow Funds” shall have the meaning assigned to such term in Section 2.3(a)(i).
     “Estimated Purchase Price” means a good faith estimate of the Purchase Price, as determined by the Representative. In connection with determining the Estimated Purchase Price, the Representative shall (i) use the Enterprise Value and (ii) estimate (A) the Debt Amount (using the actual Tax Amount), (B) the amount of Company Expenses, (C) the Net Working Capital Adjustment, and (D) the amount of Cash and Cash Equivalents.
     “Equity Financing Commitment” shall have the meaning assigned to such term in Section 5.5.
     “Excluded Representations” shall have the meaning assigned to such term in Section 7.3(b).
     “Final Statement of Purchase Price” shall have the meaning assigned to such term in Section 2.3(b)(ii).
     “Financial Statements” shall have the meaning assigned to such term in Section 4.5.
     “Financing” shall have the meaning assigned to such term in Section 5.5.
     “Financing Commitments” shall have the meaning assigned to such term in Section 5.5.
     “Former Real Property” shall have the meaning assigned to such term in Section 4.12(a).
     “GAAP” means United States generally accepted accounting principles and practices as in effect from time to time and applied consistently throughout the periods involved.

     “Governmental Entity” means the government of the United States of America, any other nation or any political subdivision of any of the foregoing, whether state or local, and any agency, authority, instrumentality, regulatory body, court, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government.
     “Hazardous Substances” means any substance listed, defined, designated or classified as a pollutant or contaminant or as hazardous, toxic or radioactive under any applicable Environmental Law, including, without limitation, petroleum and any derivative or by-products thereof and asbestos and asbestos-containing materials.
     “HSR Act” shall have the meaning assigned to such term in Section 3.2.
     “including” means including without limitation.
     “Independent Fiduciary” shall have the meaning assigned to such term in Section 4.23.
     “Insurance Policies” shall have the meaning assigned to such term in Section 4.15.
     “Investment Canada Act” means the Investment Canada Act (Canada).
     “IRS” shall have the meaning assigned to such term in Section 4.8(b).
     “Ketchum Entity” shall have the meaning assigned to such term in the Recitals.
     “Knowledge of the Company” means the actual knowledge of Craig Ketchum, Dee Paige, Bob Bastemeyer, Dan Endersby or Fred Moore, after reasonable inquiry.
     “Laws” means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act of 1977, as amended and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.
     “Leased Real Property” shall have the meaning assigned to such term in Section 4.11(b).
     “LLC Agreement” means that Limited Liability Company Operating Agreement of McJ Holding LLC, dated as of December 4, 2006, as amended, to which the Continuing Shareholders will become party as of the Closing.
     “Major Customers” shall have the meaning assigned to such term in Section 4.18.
     “Major Suppliers” shall have the meaning assigned to such term in Section 4.18.

     “Material Adverse Effect” means (x) any event, change or effect that, individually or in the aggregate, has a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, other than any, event, change or effect resulting from (a) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations or that are the result of acts of war or terrorism, (b) changes that are the result of factors generally affecting the principal industries in which the Company and its Subsidiaries operate, (c) any loss of, or adverse change in, the relationship of the Company with its customers, employees or suppliers caused by the announcement of the transactions contemplated by this Agreement, (d) changes required by this Agreement or any Ancillary Document, and (e) changes in GAAP or in any Law unrelated to the transactions contemplated by this Agreement and of general applicability after the date hereof; provided that, with respect to clauses (a), (b) and (e), such event, change or effect may be taken into consideration for purposes of determining if a Material Adverse Effect has occurred if such event, change or effect (i) primarily relates only to (or has the effect of primarily relating only to) the Company and its Subsidiaries or (ii) disproportionately adversely affects the Company and its Subsidiaries compared to other companies of similar size operating in the principal industries in which the Company and its Subsidiaries operate, or (y) a material adverse effect on the ability of the Shareholders or the Company to consummate the transactions contemplated by this Agreement.
     “Material Contracts” shall have the meaning assigned to such term in Section 4.10.
     “McJ Holding” shall have the meaning assigned to such term in the Preamble.
     “McJ Units” shall have the meaning assigned to such term in the Recitals.
     “Midfield Amount” shall have the meaning assigned to such term in Section 6.14.
     “Midfield Shareholders Agreement” means the Shareholders Agreement, dated June 15, 2005, by and among Midfield Supply, Red Man Pipe & Supply Canada Ltd. and Midfield Holdings (Alberta) Ltd., as amended.
     “Midfield Supply” means Midfield Supply ULC, an Alberta unlimited liability company.
     “MinorityHCo” shall have the meaning assigned to such term in Section 6.14.
     “Multiemployer Plan” shall have the meaning assigned to such term in Section 4.8(b).
     “Negative Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c)(ii).
     “Net Working Capital” means the consolidated net book value of the current assets of the Company and its Subsidiaries, as of immediately prior to the Closing, less the consolidated net book value of the current liabilities (other than accrued Tax liabilities that are included in Pre-Closing Taxes) of the Company and its Subsidiaries, as of immediately prior to the Closing, in each case, without duplication and as determined in accordance with GAAP consistently applied with the application thereof in the Company’s audited consolidated financial statements for the fiscal year ended October 31, 2006, subject to the accounting principles, methodologies, procedures and classifications set forth in Exhibit C.
     “Net Working Capital Adjustment” means (i) the amount by which the Net Working Capital as of immediately prior to the Closing exceeds the sum of (x) US$453,000,000 and (y) CDN$137,000,000 (converted to U.S. Dollars using the spot rate at the close of business on the Business Day immediately prior to the Closing Date), or (ii) the amount by which Net Working Capital as of immediately prior to the Closing is less than the sum of (x) US$419,000,000 and (y) CDN$137,000,000 (converted to U.S. Dollars using the spot rate at the close of business on the Business Day immediately prior to the Closing Date); provided that any amount which is calculated pursuant to clause (ii) above shall be deemed to be a negative number.
     “Non-Compete Agreement” shall have the meaning assigned to such term in Section 6.5.
     “Non-Plan Shareholders” means each of the Shareholders other than the Company Retirement Plan.
     “Non-Wholly Owned Investment” shall have the meaning assigned to such term in Section 4.3(b).
     “Order” means any order, injunction, judgment, decree or ruling of any Governmental Entity.
     “Other Ketchum Entity” means any Person, other than CK, a Ketchum Entity or BJHK Living Trust, that is controlled by Betty Ketchum and/or any direct descendant of Betty Ketchum, and/or a spouse of any of the foregoing.
     “Outstanding Shares” means the shares of Company Stock issued and outstanding immediately prior to the Closing before giving effect to the contribution of the Contributed Shares to McJ Holding pursuant to the Contribution Agreement.
     “Owned Real Property” shall have the meaning assigned to such term in Section 4.11(a).
     “Party” and “Parties” shall have the meaning assigned such terms in the Preamble.
     “Permit” shall have the meaning assigned to such term in Section 4.9.
     “Permitted Encumbrances” means (i) liens for Taxes that are not yet due and payable or which are being contested in good faith for which an adequate reserve has been established on the books and records of the Company, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other statutory liens arising or incurred in the ordinary course of business in respect of liabilities that will be paid prior to Closing or included in the Debt Amount or in the computation of Net Working Capital and (iii) in the case of any Owned Real Property, (A) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted, (B) restrictions or exclusions which would be shown on a current title report or similar report, and (C) any condition or other matters, if any, that may be shown or disclosed by a current and accurate survey or physical inspection.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or other entity.
     “Positive Adjustment Amount” shall have the meaning assigned to such term in Section 2.3(c)(i).
     “Pre-Closing Tax Period” shall have the meaning assigned to such term in the definition of Pre-Closing Taxes.
     “Pre-Closing Taxes” means all liabilities for Taxes (including the non-payment thereof) of the Company and each of its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes but does not end on the Closing Date (each, a “Pre-Closing Tax Period”), other than Taxes resulting from actions taken outside the ordinary course of business by Buyer after the Closing on the Closing Date; it being understood that in the case of any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and, for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
     “Prior Purchase Agreements” shall have the meaning assigned to such term in Section 4.19.
     “Product” shall have the meaning assigned to such term in Section 4.17.

     “Proposed Cash and Cash Equivalents” shall have the meaning assigned to such term in Section 2.3(b)(i).
     “Proposed Company Expenses” shall have the meaning assigned to such term in Section 2.3(b)(i).
     “Proposed Debt Amount” shall have the meaning assigned to such term in Section 2.3(b)(i).
     “Proposed Net Working Capital” shall have the meaning assigned to such term in Section 2.3(b)(i).
     “Proposed Purchase Price Calculation” shall have the meaning assigned to such term in Section 2.3(b)(i).
     “Purchase Price” means an amount equal to (i) the Enterprise Value, plus (ii) the Net Working Capital Adjustment (which may be a negative number if the calculation results in a negative number under clause (ii) of the definition of “Net Working Capital Adjustment”), plus (iii) the amount of Cash and Cash Equivalents, minus (iv) the Debt Amount and minus (v) the amount of Company Expenses.
     “Purchase Price Dispute Notice” shall have the meaning assigned to such term in Section 2.3(b)(ii).
     “Registration Rights Agreement” means that Registration Rights Agreement, dated as of December 4, 2006, among McJ Holding and the other signatories thereto, to which the Continuing Shareholders will become party as of the Closing.
     “Related Party” means (a) any Shareholder or any officer or director of the Company or any of its Subsidiaries, (b) any spouse, former spouse, child, parent, parent of a spouse, sibling or grandchild of any of the Persons listed in clause (a) above, and (c) any Affiliate or Associate of any of the Persons listed in clause (a) or (b) above, other than the Company and the Company’s Subsidiaries.
     “Released Claims” shall have the meaning assigned to such term in Section 6.7.
     “Released Parties” shall have the meaning assigned to such term in Section 6.7.
     “Representative” shall have the meaning assigned such term in Section 10.14(a).
     “Schedules” shall have the meaning assigned to such term in Article IV.
     “Shareholder” and “Shareholders” shall have the meaning assigned such terms in the Preamble.
     “Straddle Period” shall have the meaning assigned to such term in the definition of Pre-Closing Taxes.

     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, or other legal entity of which such Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity (for the avoidance of doubt, the Parties agree that for purposes of this Agreement Midfield Supply and its Subsidiaries shall be deemed to be Subsidiaries of the Company).
     “Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, documentary, registration, payroll, sales, employment, unemployment, disability, use, transfer, real property transfer, stock transfer, property, withholding, excise, production, value added, occupancy, and other taxes, duties or assessments imposed by a Governmental Entity of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
     “Tax Amount” means $2,520,000.00.
     “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Entity relating to Taxes.
     “Termination Date” shall have the meaning assigned to such term in Section 8.1(c).
     “Transfer Taxes” means all transfer, real property transfer, stock transfer, documentary, sales, use, value added, stamp, registration and other similar Taxes.
     “Transferred Shares” shall have the meaning assigned to such term in Section 2.1.
     “Willful or Deliberate Breach” means a willful or deliberate material breach which does not require malicious or tortuous intent.
ARTICLE II
Acquisition of Company Stock
     2.1. Acquisition of Company Stock. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Shareholders shall assign, transfer, convey and deliver to Buyer, and Buyer shall acquire from the Shareholders, all of the Outstanding Shares, other than the Contributed Shares (the “Transferred Shares”), free and clear of all Encumbrances.
     2.2. Purchase Price. The Purchase Price shall be allocated among the Shareholders in proportion to their respective shareholdings set forth in Schedule 1, and payment in respect of Transferred Shares shall be made in cash in accordance with Section 2.3 and payment in respect of Contributed Shares shall be made by exchanging McJ Units therefor in accordance with the

Contribution Agreement. Subject to the adjustments set forth in Section 2.3, the Purchase Price to be paid for all of the Outstanding Shares shall consist of cash and McJ Units and shall be payable by Buyer as set forth in Section 2.3.
     2.3. Calculation of Purchase Price.
     (a) Estimated Purchase Price. No later than five (5) Business Days prior to the Closing Date, the Representative shall deliver to Buyer a calculation of the Estimated Purchase Price and the components thereof, together with reasonable supporting detail, and based on the Company’s books and records and other information then available. The Estimated Purchase Price shall be reasonably acceptable to Buyer. On the Closing Date, Buyer shall pay, or shall cause to be paid, the Estimated Purchase Price as follows:
     (i) an amount in cash equal to the product of (A) the Escrow Amount and (B) 100% minus the Aggregate Contribution Percentage (such amount, the “Cash Escrow Amount” and such cash, the “Escrow Funds”) shall be deposited into an escrow account (the “Escrow Account”), which shall be established pursuant to an escrow agreement (the “Escrow Agreement”), which Escrow Agreement (x) shall be entered into on the Closing Date among the Representative, Buyer and an escrow agent (the “Escrow Agent”) to be mutually agreed upon between the Representative and Buyer and (y) shall be substantially in the form of Exhibit D; and
     (ii) an amount in cash equal to the Estimated Purchase Price minus (A) the Cash Escrow Amount and minus (B) an amount equal to the product of (x) the Estimated Purchase Price and (y) the Aggregate Contribution Percentage, shall be paid by wire transfer of immediately available funds to the Representative, on behalf of the Shareholders, for distribution to the Shareholders in accordance with their respective Cash Proceeds Percentages set forth on Exhibit B, in an account to be designated by the Representative in a written notice to Buyer at least five (5) Business Days prior to the Closing, net of applicable withholding taxes, if any. The portion of the Estimated Purchase Price not otherwise allocated pursuant to clauses (i) and (ii) of this Section 2.3(a) (i.e., that will consist of McJ Units) shall be paid in accordance with the Contribution Agreement.
     (b) Preparation of the Final Statement of Purchase Price.
     (i) As soon as practicable, but no later than one hundred and twenty (120) days after the Closing Date, Buyer shall prepare and deliver to the Representative the proposed calculation of the Purchase Price (the “Proposed Purchase Price Calculation”) and the components thereof, including (A) a proposed calculation of Net Working Capital and the Net Working Capital Adjustment (the “Proposed Net Working Capital”), (B) a proposed calculation of the amount of Cash and Cash Equivalents (the “Proposed Cash and Cash Equivalents”), (C) a proposed calculation of the Debt Amount (the “Proposed Debt Amount”), and (D) a proposed calculation of the amount of Company

Expenses (the “Proposed Company Expenses”), and, in each case, the components thereof, together with reasonable supporting detail.
     (ii) If the Representative does not give a written notice of dispute (a “Purchase Price Dispute Notice”) to Buyer within thirty (30) days after receiving the Proposed Purchase Price Calculation, Buyer and the Representative agree that (A) the Proposed Net Working Capital shall be deemed to set forth the Net Working Capital, (B) the Proposed Cash and Cash Equivalents shall be deemed to set forth the Cash and Cash Equivalents, (C) the Proposed Debt Amount shall be deemed to set forth the Debt Amount, (D) the Proposed Company Expenses shall be deemed to set forth the Company Expenses and (E) the Proposed Purchase Price Calculation shall be deemed to be final and binding in determining the Purchase Price. If the Representative gives a Purchase Price Dispute Notice to Buyer (which Purchase Price Dispute Notice must set forth, in reasonable detail, the items and amounts in dispute) within such 30-day period, Buyer and the Representative will use commercially reasonable efforts to resolve the dispute during the 30-day period commencing on the date Buyer receives the applicable Purchase Price Dispute Notice from the Representative. Items and amounts not objected to by the Representative in the Purchase Price Dispute Notice shall be deemed resolved. If the Representative and Buyer do not obtain a final resolution within such 30-day period, then the items in dispute shall be submitted immediately to Deloitte & Touche LLP or another nationally-recognized, independent accounting firm reasonably acceptable to the Representative and Buyer (the “Accounting Firm”). The Accounting Firm shall be required to render a determination resolving the applicable dispute within 45 days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Representative, the Shareholders and Buyer. Buyer will revise the Proposed Purchase Price Calculation as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(b)(ii). The “Final Statement of Purchase Price” shall mean the Proposed Purchase Price Calculation together with any revisions thereto pursuant to this Section 2.3(b)(ii).
     (iii) In the event the Representative and Buyer submit any unresolved objections to the Accounting Firm for resolution as provided in Section 2.3(b)(ii), the responsibility for the fees and expenses of such Accounting Firm shall be paid by Buyer, on the one hand, and the Representative on behalf of the Shareholders, on the other hand, in inverse proportion (based on value) as Buyer and the Representative prevail on any disputed matters, as determined by the Accounting Firm.
     (iv) Buyer will make the Company’s financial records available to the Accounting Firm and the Representative and his accountants and other representatives at reasonable times at any time during the review by the Representative and/or the Accounting Firm, as the case may be, of, and the resolution of any objections with respect to, the Proposed Purchase Price Calculation.
     (c) Adjustment to Estimated Purchase Price.
     (i) If the Actual Adjustment is a positive amount (the “Positive Adjustment Amount”):
     (A) Buyer will pay, or cause to be paid, to the Representative on behalf of the Shareholders for distribution to the Shareholders in accordance with their respective Cash Proceeds Percentages set forth on Exhibit B, an amount in cash equal to the product of (x) the Positive Adjustment Amount and (y) 100% minus the Aggregate Contribution Percentage, net of applicable withholding taxes, if any, by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b);
     (B) Buyer and the Representative will instruct the Escrow Agent to pay to the Representative on behalf of the Shareholders for distribution to the Shareholders in accordance with their respective Cash Proceeds Percentages set forth on Exhibit B, an amount equal to the Cash Escrow Amount, net of applicable withholding taxes, if any, out of the Escrow Account by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b); and
     (C) McJ Holding will issue additional McJ Units to the Continuing Shareholders in accordance with Exhibit B with an aggregate value (determined based on the price per McJ Unit to be paid under the Contribution Agreement) equal to the product of (x) the Positive Adjustment Amount plus the Escrow Amount and (y) the Aggregate Contribution Percentage.
     (ii) If the Actual Adjustment is a negative amount (the absolute value of such negative amount, the “Negative Adjustment Amount”) and the Negative Adjustment Amount is less than the Escrow Amount:
     (A) Buyer and the Representative will instruct the Escrow Agent to pay (1) to the Representative on behalf of the Shareholders for distribution to the Shareholders in accordance with their respective Cash Proceeds Percentages set forth on Exhibit B, an amount, if any, equal to the product of (x) the Escrow Amount minus the Negative Adjustment Amount and (y) 100% minus the Aggregate Contribution Percentage, net of applicable withholding taxes, if any, out of the Escrow Account by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b), and (2) to Buyer the remaining amount of the Escrow Funds out of the Escrow Account by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b); and
     (B) McJ Holding will issue additional McJ Units to the Continuing Shareholders in accordance with their respective Contributed Share Percentages set forth on Exhibit B with an aggregate value (based on the price per McJ Unit set forth in the Contribution Agreement) equal to the product of (x) the Escrow Amount minus the Negative Adjustment Amount and (y) the Aggregate Contribution Percentage.
     (iii) If the Actual Adjustment is a Negative Adjustment Amount and is greater than or equal to the Escrow Amount:
     (A) Buyer and the Representative will instruct the Escrow Agent to pay to Buyer the Cash Escrow Amount out of the Escrow Account by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b);
     (B) if the Negative Adjustment Amount is greater than the Escrow Amount, the Non-Plan Shareholders will pay to Buyer, in accordance with the column entitled “Non-Plan Shareholders Percentages” on Schedule 1, an amount equal to the product of (x) the Negative Adjustment Amount minus the Escrow Amount and (y) 100% minus the Aggregate Contribution Percentage by wire transfer or delivery of other immediately available funds within three (3) Business Days after the date on which the Purchase Price is finally determined pursuant to Section 2.3(b); provided that Buyer may instead, in its sole discretion, elect to set off any amount owed by the Shareholders to Buyer pursuant to this clause (B) against the Midfield Amount payable to the Shareholders pursuant to Section 6.14; and
     (C) if the Negative Adjustment Amount is greater than the Escrow Amount, McJ Holding will cancel McJ Units issued to the Continuing Shareholders pursuant to the Contribution Agreement with an aggregate value equal to the product of (x) the Negative Adjustment Amount minus the Escrow Amount and (y) the Aggregate Contribution Percentage, in accordance with Exhibit B.
     2.4. Closing. Subject to the provisions of Article VII, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York at 9:00 a.m., New York time, on the fifth Business Day immediately following the day on which the last of the conditions set forth in

Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or on such other date as Buyer and the Representative shall agree (the date on which the Closing takes place, the “Closing Date”).
     2.5 Withholding. Each of Buyer and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Shareholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code; or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by Buyer or the Company, as the case may be, such withheld amounts (a) shall be remitted by Buyer or the Company, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Shareholder in respect of which such deduction and withholding was made by Buyer or the Company, as the case may be.
ARTICLE III
Representations and Warranties of the Shareholders
     Each Shareholder represents and warrants to Buyer, as follows (it being understood that no Shareholder shall be liable for the representation or warranty of any other Shareholder under this Article III):
     3.1. Ownership; Authorization of Transaction.
     (a) Schedule 1 accurately sets forth the number of shares of Company Stock owned of record and beneficially by such Shareholder. Such Company Stock is owned by such Shareholder free and clear of any Encumbrances.
     (b) Such Shareholder has full power and authority to execute and deliver this Agreement and each Ancillary Document to which such Shareholder is a party, including the Escrow Agreement (which shall be executed by the Representative in his capacity as the true and lawful agent and attorney-in-fact of each of the Shareholders), and to perform such Shareholder’s obligations hereunder and thereunder, and, if such Shareholder is an entity, the execution, delivery and performance by such Shareholder of this Agreement and the Ancillary Documents to which it is a party have been duly authorized by all necessary corporate or other similar action on the part of such Shareholder. This Agreement and each Ancillary Document to which such Shareholder is a party constitute, or upon execution will constitute, a valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with their respective terms, except as limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights or by general principles of equity, whether such enforceability is considered in a court of law, a court of equity or otherwise (the “Bankruptcy and Equity Exception).
     3.2. No Conflicts. With the exception of any filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) and the Competition Act, the execution and the delivery of this Agreement and the Ancillary Documents to which such

Shareholder is a party and the consummation of the transactions contemplated hereby and thereby will not (a) violate any Law or Order to which such Shareholder is subject, (b) result in the creation or imposition of any Encumbrance upon the Company Stock owned of record and beneficially by such Shareholder, or (c) require such Shareholder to give any notice to, make any filing with, or obtain any authorization, consent or approval of, any Person.
ARTICLE IV
Representations and Warranties of the Company
     Except as set forth in the corresponding sections of the disclosure letter delivered to Buyer by the Company simultaneously with the execution and delivery of this Agreement (the “Schedules”) (it being agreed that disclosure of any item in any section of the Schedules shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent), the Company represents and warrants to Buyer, as follows:
     4.1. Authorization of Transaction. The Company has full power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party and to perform its obligations hereunder and thereunder, and the execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which it is a party have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and each Ancillary Document to which the Company is a party constitute, or upon execution will constitute, a valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception.
     4.2. Corporate Organization; Authority. Each of the Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Company has made available to Buyer complete and correct copies of the Company’s and each of its Subsidiaries’ certificate of incorporation and by laws or comparable governing documents, each as amended to the date hereof, and each as so delivered is in full force and effect. Schedule 4.2 contains a true and complete list of each jurisdiction where the Company and each of its Subsidiaries are organized and qualified to do business.
     4.3. Capitalization.
     (a) The authorized capital stock of the Company consists of (x) 50,000,000 shares of Class A Stock, of which 143,976 shares are issued and outstanding as of the date of this Agreement, (y) 50,000,000 shares of Class B Stock, of which 34,344 shares are issued and outstanding as of the date of this Agreement and (z) 2,000 shares of Preferred Stock, par value

$2,500 per share, of which no shares are issued and outstanding as of the date of this Agreement. All of the Outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Company has no shares of capital stock reserved for issuance. At the Closing, Buyer will acquire all of the Transferred Shares free and clear of any Encumbrances other than those imposed by or as a result of any act by Buyer. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except as set forth on Schedule 4.3(a), owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Encumbrance. Except as set forth on Schedule 4.3(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any Company Stock or any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Company Stock or any shares of capital stock or other securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. None of the Company or any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.
     (b) Schedule 4.3(b) sets forth (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (ii) the Company’s or any of its Subsidiaries’ capital stock, voting or equity interest or other direct or indirect ownership interest in any other Person. With respect to each Person identified on Schedule 4.3(b) that is (x) a Subsidiary of the Company that is not wholly-owned by the Company or (y) not a Subsidiary of the Company (each such entity described in (x) and (y), a “Non-Wholly Owned Investment”), the Company has delivered to Buyer copies of all Contracts and other documents to which the Company or any of its Subsidiaries is a party that relates in any way to any Non-Wholly Owned Investment and each such Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Contract. Neither the Company nor any of its Subsidiaries is obligated to make any capital contribution or to assume or otherwise become liable for any debts or obligations or make any other payments with respect to any Non-Wholly Owned Investment. The CanHCo Call Right set forth in the Midfield Shareholders Agreement is in full force and effect and entitles CanHCo to acquire all shares of Midfield Supply owned by MinorityHCo for the CanHCo Call Price during the Call Period.
     4.4. No Conflicts.
     (a) Other than the filings required under the HSR Act and the Competition Act, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement and the

Ancillary Documents by the Company and the Shareholders and the consummation by the Company and the Shareholders of the transactions contemplated hereby and thereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Closing, except those for which the failure to obtain such consent, approval or waiver is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
     (b) Except as set forth on Schedule 4.4(b), the execution, delivery and performance of this Agreement and the Ancillary Documents by the Company or any of the Shareholders do not, and the consummation of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by laws of the Company or the comparable governing instruments of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of an Encumbrance on any of the assets of the Company or any of its Subsidiaries pursuant to any Contract binding upon the Company or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the transactions contemplated hereby) the requisite filing under the HSR Act and the Competition Act, under any Law to which the Company or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding on the Company or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect. None of the Company or any of its Subsidiaries is the beneficiary of, or exempt from, any Law, Order or Permit because of a “grandfather clause” that will not be available to it following the Closing.
     (c) Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit either the type of business in which the Company or its Affiliates (or, after giving effect to the transactions contemplated by this Agreement, Buyer or its Affiliates) may engage or the manner or locations in which any of them may engage in any business (for the avoidance of doubt, distribution agreements and similar Contracts entered into in the ordinary course of business consistent with past practice shall not be deemed to be covered by this Section 4.4(c) provided that such distribution agreements or similar Contracts do not in any way restrict Buyer or any of its Affiliates (other than the Company and its Subsidiaries) after consummation of the transactions contemplated hereby).
     4.5. Financial Statements. The Company has delivered to Buyer copies of (a) the audited consolidated financial statements and other financial information for the Company and its consolidated Subsidiaries as of October 31, 2004, October 31, 2005 and October 31, 2006 and for the fiscal years then ended (the “Audited Financial Statements”), and (b) the unaudited consolidated financial statements and other financial information for the Company and its consolidated Subsidiaries for the seven-month period ending May 31, 2007 (together with the Audited Financial Statements, the “Financial Statements”). Each of the consolidated balance sheets included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, shareholders’ equity and cash flows included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods then ended, in each case in conformity with GAAP, subject in the case of the unaudited financial statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal de minimis year-end adjustments. The audit reports with respect to the Audited Financial Statements are not subject to any qualification.
     4.6. Absence of Certain Changes. Since October 31, 2006, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction outside the ordinary and usual course of such businesses, and there has not been any event, change, action, failure to act or transaction which, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 4.6, since October 31, 2006, the Company has not taken any actions or omitted to take any actions which, had such actions or omissions occurred after the date of this Agreement, would have breached any of the covenants contained in Section 6.1(a), (b), (c), (d), (e), (f), (g), (h), (i), (k), (m), (n) (provided that the $100,000 referenced in such subsection shall be $100,000 individually, not in the aggregate), (o), (p), (q), (s), or (t).
     4.7. Litigation and Liabilities.
     (a) There are no civil, criminal or administrative actions, information requests, suits, claims, hearings, arbitrations, investigations or other proceedings (collectively, “Claims”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as listed on Schedule 4.7 and for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. Except as reflected or reserved against in the Company’s audited consolidated balance sheet for the year ending October 31, 2006 (and the notes thereto) and for obligations or liabilities incurred in the ordinary course of business consistent with past practice since October 31, 2006 (and reflected or reserved against in the Company’s unaudited consolidated balance sheet for the seven months ended May 31, 2007, to the extent incurred prior to such date), there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances of which to the Knowledge of the Company is reasonably likely to result in any Claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, including those relating to matters involving any Environmental Law), except for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
     (b) Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
     4.8. Employees; Benefits.
     (a) All material benefit, employment, retention, transaction, severance, change in control and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries could have any liability, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “Benefit Plans”), are listed on Schedule 4.8(a), and each Benefit Plan which has received a favorable opinion letter from the Internal Revenue Service National Office has been separately identified. True and complete copies of all Benefit Plans listed on Schedule 4.8(a) have been made available to Buyer.
     (b) To the Knowledge of the Company, all Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) (collectively, “Company Benefit Plans”) are in compliance in all material respects with their terms and ERISA, the Code and other applicable Laws. Each Company Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and to the Knowledge of the Company, no circumstances exist which are likely to result in the loss of the qualification of such Company Benefit Plan under Section 401(a) of the Code. No Benefit Plan which is a Multiemployer Plan is insolvent or is in reorganization within the meaning of Part 3 of Subtitle E of Title IV of ERISA and to the Company’s Knowledge no condition exists which presents a risk of any Multiemployer Plan becoming insolvent or going into reorganization. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.
     (c) No material liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated Company Benefit Plan or with respect to the single-employer plan of any entity which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Other than the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has any ERISA Affiliates nor any liability with respect to any entity that previously was an ERISA Affiliate. The Company and its Subsidiaries have not incurred and do not expect to incur any material withdrawal liability with respect to a Multiemployer Plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).
     (d) As of the date hereof, there is no material pending or, to the Knowledge of the Company threatened, litigation or dispute relating to the Benefit Plans or by an Employee against the Company or any of its Subsidiaries, other than routine claims for benefits. No Benefit Plan is under audit, investigation or similar proceeding by the IRS, the Department of Labor, the Pension Benefit Guarantee Corporation or any other Governmental Entity and, to the Knowledge of the Company, no such audit, investigation or proceeding is pending. Neither the Company nor any of its Subsidiaries has any obligations for retiree health or life benefits under any ERISA Plan or collective bargaining agreement or has obligations to any Employee (either individually or Employees as a group) that such Employee(s) would be provided with such retiree health or life benefits upon their retirement or termination of employment, except to the extent required by Section 4980B of the Code.
     (e) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (x) entitle any Employees to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, or (y) accelerate the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable, or result in any other material obligation pursuant to, any of the Benefit Plans or (z) result in the triggering or imposition of any restrictions or limitation on the right of the Company or any of its Subsidiaries to amend or terminate any Benefit Plan. Except as set forth on Schedule 4.8(e), no payment or benefit which will or may be made by Buyer, the Company or any of its Subsidiaries with respect to any Employee will be characterized as an “excess parachute payment,” within the meaning of Section 280G(b)(1) of the Code.
     (f) Except for such Benefit Plans set forth on Schedule 4.8(f), none of the Benefit Plans, if administered in accordance with their terms, could result in the imposition of interest or an additional tax on any participant thereunder pursuant to Section 409A of the Code.
     4.9. Compliance with Laws. The businesses of the Company and each of its Subsidiaries have not been, and are not being, conducted in violation of any applicable Law, except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.2, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for those the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. To the Knowledge of the Company, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and none of the Company or any of its Subsidiaries has received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date hereof. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (each a “Permit”) necessary to conduct its business as presently conducted, except those the absence of which is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
     4.10. Material Contracts. As of the date of this Agreement and except as otherwise expressly contemplated by this Agreement or as set forth on Schedule 4.10, neither the Company nor any of its Subsidiaries is a party to or bound by:
     (a) any individual lease of real or personal property providing for annual rentals of $5 million or more;

     (b) any Contract with any Governmental Entity or any Contract (other than purchase orders entered into the ordinary course of business consistent with past practice) that is reasonably likely to require either (x) annual payments to or from the Company or any of its Subsidiaries of more than $5 million or (y) aggregate payments to or from the Company or any of its Subsidiaries of more than $5 million;
     (c) other than with respect to any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries directly or indirectly owns more than a 15% voting or economic interest, or any interest valued at more than $5 million without regard to percentage voting or economic interest;
     (d) any Contract (other than among direct or indirect wholly owned Subsidiaries of the Company) relating to Debt in excess of $5 million;
     (e) any non-competition Contract or other Contract that purports to limit either the type of business in which the Company or its Subsidiaries or, after consummation of the transactions contemplated hereby, Buyer or any of its Affiliates may engage or the manner or locations in which any of them may so engage in any business (for the avoidance of doubt, distribution agreements and similar Contracts entered into in the ordinary course of business consistent with past practice shall not be deemed to be covered by this Section 4.10(e) provided that such distribution agreements or similar Contracts do not in any way restrict Buyer or any of its Affiliates (other than the Company and its Subsidiaries) after consummation of the transactions contemplated hereby);
     (f) any Contract containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;
     (g) any Contract with any Shareholder, Related Party, Affiliate, director or officer of the Company, or any Affiliate, shareholder, director or officer of any Subsidiary of the Company;
     (h) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to the Company or any of its Subsidiaries or is a purchase order and (y) entered into in the ordinary course of business consistent with past practice;
     (i) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $5 million, other than the Midfield Shareholders Agreement; and
     (j) any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, is, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect.

The Contracts described in Sections 4.10(a) through (j), together with all exhibits and schedules to such Contracts, are referred to herein as the “Material Contracts.” A copy of each written Material Contract and a summary of the material terms of each oral Material Contract (or a copy of written terms proposed for Material Contracts not executed but in which performance has begun) have previously been delivered or made available to Buyer, and each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach in any respect under the terms of any such Contract.
     4.11. Real Property.
     (a) With respect to the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Encumbrance other than Permitted Encumbrances, (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein, and (iii) neither the Company nor any of its Subsidiaries leases Owned Real Property to any other Person.
     (b) With respect to the real property leased or subleased to the Company or any of its Subsidiaries (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in material breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder.
     (c) Schedule 4.11(c) contains a true and complete list of all Owned Real Property and Leased Real Property and sets forth a correct street address or such other information as is reasonably necessary to identify each parcel of Owned Real Property and Leased Real Property.
     4.12. Environmental Matters.
     (a) Except as is not reasonably likely to have a Material Adverse Effect: (A) the Company and its Subsidiaries are, and have since January 1, 2002 been, in compliance with all applicable Environmental Laws; (B) the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Laws for the operation of the business as presently conducted; (C) neither the Company nor any of its Subsidiaries has received any claim, notice of violation, citation or other communication concerning any violation or alleged violation of, or liability under, any applicable Environmental Law which has not been fully resolved, imposing no outstanding liability or obligation on the Company or any of its Subsidiaries; (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, proceedings, inquiries, information requests, or investigations pending or, to the Knowledge of the Company, threatened, concerning compliance by the Company or any of its Subsidiaries with, or liability of the Company or any of its Subsidiaries under, any Environmental Law; and (E) there are no Hazardous Substances at, on, under, or migrating to or from, the Owned Real Property, the

Leased Real Property, or, to the Knowledge of the Company, any real property formerly owned, leased or operated by the Company, or any of its Subsidiaries (the “Former Real Property”), in each case, which is reasonably expected to result in liability to the Company or any Subsidiary under Environmental Law.
     (b) The Company has made available to Buyer or its counsel true and complete copies of any material reports, site assessments, tests, or monitoring possessed by the Company or any of its Subsidiaries (A) pertaining to Hazardous Substances at, on, under, or migrating to or from, any Owned Real Property, Leased Real Property or Former Real Property, or (B) concerning compliance by the Company or any of its Subsidiaries with Environmental Law or their liability thereunder.
     (c) Notwithstanding any other representation and warranty in this Article IV, the representations and warranties contained in this Section 4.12 and in Sections 4.7 and 4.9 constitute the sole representations and warranties of the Company and the Shareholders relating to any Environmental Law.
     4.13. Tax Matters. The Company and each of its Subsidiaries (a) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (b) have paid all Taxes that are shown as due on such filed Tax Returns (or Taxes that are otherwise due and payable) or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or other third party, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; and (c) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. As of the date hereof, there are not pending or, to the Knowledge of the Company, threatened, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters. Except as set forth on Schedule 4.13, there are not, to the Knowledge of the Company, any material unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability. The Company has made available to Buyer true and correct copies of the United States federal income Tax Returns filed by the Company and each of its Subsidiaries for each of the three most recent fiscal years. The consolidated United States federal income Tax Returns of the Company have been examined, or the statutes of limitations have closed, with respect to all taxable years through and including the taxable year ended October 31, 2002. To the Knowledge of the Company, no claim has been made in the previous five years by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any comparable provision of U.S., state, local or foreign Law, or otherwise. Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction” (as that term is defined in Treasury Regulation Section 1.6011-4(b)(1)). Neither the Company nor any of its Subsidiaries is a party to any Tax sharing agreement with any Person (other than the Company and/or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the last 30 months in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied. Each material Tax election made by the Company or any of its Subsidiaries has been timely and properly made. Each of the Class A Stock and the Class B Stock is not “taxable Canadian property” for purposes of the Income Tax Act (Canada).
     4.14. Labor Matters.
     (a) To the Knowledge of the Company, there is no organizational effort currently being made or threatened on behalf of any labor organization to organize the employees of the Company or any of its Subsidiaries, nor a demand for recognition of any of the employees of the Company or any of its Subsidiaries on behalf of any labor organization within the last two (2) years; nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice within the meaning of the National Labor Relations Act or comparable restrictions under other applicable Laws or seeking to compel it to bargain with any labor organization; nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past two (2) years, any labor strike, picketing, walkout, work stoppage or lockout involving the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently, nor has been in the past a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, and no such agreement or contract is currently being negotiated. The consummation of the transactions contemplated by this Agreement will not entitle any third party (including any labor organization) to any payments under any collective bargaining agreement or union contract with respect to Employees to which the Company or any of its Subsidiaries is a party or by which any of them are otherwise bound.
     (b) The Company and its Subsidiaries (i) are in compliance in all material respects with all applicable Laws respecting employment, overtime pay and wages and hours, in each case, with respect to their employees; (ii) have withheld all material amounts required by applicable Law or by agreement to be withheld from the wages, salaries and other payment to their employees; and (iii) are not liable for or in arrears with respect to material wages or any material taxes or any penalty for failure to comply with any of the foregoing except, in each case, to the extent as is not reasonably likely to have a Material Adverse Effect.
     (c) Neither the Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar status who, according to a Benefit Plan or applicable Law, should have been classified as an employee or of similar status.
     4.15. Insurance. The Company and its Subsidiaries maintain fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies (the “Insurance Policies”) with reputable insurance carriers. The Insurance Policies provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failure to maintain insurance polices that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all

Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.
     4.16. Related Party Transactions.
     (a) Except as set forth on Schedule 4.16(a), no Shareholder or other Related Party (i) has any interest in any property (real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Company or any of its Subsidiaries as currently conducted, (ii) owns, of record or as a beneficial owner, an equity interest or any other financial or a profit interest (other than ownership of publicly-traded securities representing less than 5% of the total equity and less than 5% of the total voting power of the issuer) in a Person that has had material business dealings or a material financial interest in any transaction with the Company or any of its Subsidiaries, or (iii) is a party to any Contract with, or has any claim or right against, the Company or any of its Subsidiaries (except for employment and similar Contracts and claims thereunder).
     (b) Except as set forth on Schedule 4.16(b), none of the Company or any of its Subsidiaries is indebted, directly or indirectly, to any Person who is a Shareholder or other Related Party in any amount whatsoever, other than for ordinary compensation (including salaries, wages and benefits) for services rendered or reimbursable business expenses, nor is any such Shareholder or other Related Party indebted to the Company or any of its Subsidiaries, except for advances made to employees of the Company or any of its Subsidiaries in the ordinary course of business to meet reimbursable business expenses anticipated to be incurred by such obligor. There is no Debt owed by the Company or any of its Subsidiaries to any employee of Midfield. All Debt that is owed by the Company or any of its Subsidiaries to MinorityHCo is unsecured and subordinated to any bank Debt of the Company or any of its Subsidiaries, and does not exceed CDN$27 million.
     4.17. Product Warranty and Product Liability. There is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold, distributed or placed in the stream of commerce by the Company or any of its Subsidiaries (a “Product”), or claim or lawsuit involving a Product which is, to the Knowledge of the Company, pending or threatened, by any Person which is reasonably likely to result in any material liability to the Company or any of its Subsidiaries. There has not been, nor is there under consideration by the Company or any of its Subsidiaries, any Product recall or post-sale warning conducted by or on behalf of the Company or any of its Subsidiaries concerning any Product, except for such recalls or post-sale warnings that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. To the Knowledge of the Company, at the time sold, distributed or placed in the stream of commerce by the Company or any of its Subsidiaries, all Products, complied in all material respects with applicable specifications, government safety standards and other applicable Laws, and were substantially free from contamination, deficiencies or defects, except for such non-compliance, contamination, deficiency or defect as is not, individually or in the aggregate, reasonably likely have a Material Adverse Effect.

     4.18. Suppliers and Customers. Schedule 4.18 sets forth a list of (a) the fifteen (15) largest suppliers (by dollar amount and not by name) to the Company and its Subsidiaries, taken as a whole, during the seven month period ending May 31, 2007 (“Major Suppliers”) and (ii) the fifteen (15) customers (by dollar amount of purchases and not by name) with the highest dollar amount of purchases from or services of, the companies, taken as a whole, during the seven month period ending May 31, 2007 (the “Major Customers”). No Major Supplier or Major Customer has during the last two (2) years materially decreased or limited, or to the Knowledge of the Company threatened to materially decrease or limit, its provision or receipt of services or supplies to or from the Company or any of its Subsidiaries. No termination, cancellation or material limitation of, or any material modification or change in, the business relationship of the Company or any of its Subsidiaries has occurred or, to the Knowledge of the Company, has been threatened by any Major Supplier or Major Customer.
     4.19. Purchase and Sale Agreements. No claims for indemnification under any prior purchase and sale agreements to which the Company or any of its Subsidiaries is a party (the “Prior Purchase Agreements”), have been made by the Company or any of its Subsidiaries in the last five (5) years, or are pending or threatened by the Company or any of its Subsidiaries. No claims for indemnification under any Prior Purchase Agreements have been made in the last five (5) years or to the Knowledge of the Company are pending or threatened, by any counterparties thereto.
     4.20. Brokers and Finders. None of the Shareholders, the Company, any of the Company’s Subsidiaries or any of the Company’s or any of its Subsidiaries’ officers, directors or employees has employed, retained or engaged any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement, except that the Company has employed Boylan Partners, LLC as its financial advisor with respect to the transactions contemplated by this Agreement, the fees and expenses of which shall be either paid by the Shareholders or included as Company Expenses.
     4.21. Power of Attorney. None of the Shareholders, the Company or any of the Company’s Subsidiaries has given any irrevocable power of attorney (other than such powers of attorney given in the ordinary course of business with respect to routine matters or as may be necessary or desirable in connection with the transactions contemplated hereby) to any Person for any purpose whatsoever with respect to the Company or any of the Company’s Subsidiaries.
     4.22. Investment Canada Act. The Company is a WTO investor (within the meaning of the Investment Canada Act). None of the Company or any of its Subsidiaries (i) is engaged in the production of uranium or owns an interest in a producing uranium property in Canada, (ii) provides a financial service (as such term is defined in the Investment Canada Act) in Canada, (iii) provides any transportation service (as such term is defined in the Investment Canada Act) in Canada, and (iv) is involved in any sensitive sector activities in Canada as described in subsections 14.1(5) and 15(a) of the Investment Canada Act. The value, calculated in the manner prescribed in the Investment Canada Act, of the assets of the Company and its Subsidiaries carrying on a business in Canada and of any Subsidiary incorporated in Canada, amounts to less than fifty per cent of the value, calculated in the manner prescribed in the Investment Canada Act, of all of the assets of the Company and its Subsidiaries.

     4.23. Opinion. The Company, as the plan administrator of the Company Retirement Plan, has received a written report from Fiduciary Counselors Inc., an independent fiduciary appointed for the purpose of determining the participation by the Company Retirement Plan in the transactions contemplated by this Agreement (the “Independent Fiduciary”), which written report (i) includes an opinion from Murray, Devine & Co. to the effect that the transactions contemplated by this Agreement are fair to the Company Retirement Plan from a financial point of view, (ii) concludes that the transactions contemplated by this Agreement are fair to the Company Retirement Plan from a financial point of view and (iii) directs the trustees of the Company Retirement Plan to execute this Agreement on behalf of the Company Retirement Plan. The Company has provided Buyer a correct and complete copy of such report.
ARTICLE V
Representations and Warranties of Buyer
     Buyer represents and warrants to the Shareholders as follows:
     5.1. Organization, Good Standing and Qualification. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.
     5.2. Corporate Authority. Buyer has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Document and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Document has been duly executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     5.3. Governmental Filings; No Violations; Etc.
     (a) Other than the filings required under the HSR Act and the Competition Act, no notices, reports or other filings are required to be made by Buyer with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Buyer from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Documents by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement (assuming that with respect to Investment Canada Act, the representations and warranties made by the Company in Section 4.22 are true and correct).

     (b) The execution, delivery and performance of this Agreement and the Ancillary Documents by Buyer do not, and the consummation by Buyer of the transactions contemplated hereby and thereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by laws of Buyer, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of an Encumbrance on any of the assets of Buyer pursuant to, any Contracts binding upon Buyer, or (iii) any change in the rights or obligations of any party under any such Contract, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement and the Ancillary Documents.
     5.4. Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the officers of Buyer, threatened against Buyer, except for those that are not, individually or in the aggregate, reasonably likely to (i) have a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Buyer or (ii) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.
     5.5. Financing. Attached as Exhibit E is a true and complete copy of a debt commitment letter, other than the fee letter relating thereto (the “Debt Financing Commitment”), pursuant to which the lenders party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes of financing a portion of the proceeds to be used for the transactions contemplated by this Agreement (the “Debt Financing”). Attached as Exhibit F is a true and complete copy of an equity commitment letter (the “Equity Financing Commitment,” and together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which the parties thereto have agreed, subject to the terms and conditions set forth therein, to invest the amount set forth therein (together with the Debt Financing, the “Financing”). As of the date of this Agreement, (a) the Financing Commitments have not been amended or modified, (b) no such amendment or modification is contemplated and (c) the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. Buyer has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date hereof, and the Financing Commitments are in full force and effect and are the valid, binding and enforceable obligations of Buyer, and to the knowledge of Buyer, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Buyer under the Financing Commitments and as of the date hereof Buyer has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that the Financing will not be made available to Buyer. Subject to the terms and conditions contained in this Agreement and the Financing Commitments, Buyer will have at the Closing funds sufficient to pay the cash portion of the Estimated Purchase Price (and any repayment or refinancing of debt contemplated by this Agreement or the Financing Commitments) and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and to pay all related fees and expenses.
     5.6. Brokers and Finders. Other than Goldman, Sachs & Co., none of the Buyer, McJ Holding, any of the their respective Subsidiaries or any of their respective members, officers, directors or employees has employed, retained or engaged any broker or finder or incurred any liability for any brokerage, finder’s or similar fees or commissions in connection with the transactions contemplated by this Agreement.
ARTICLE VI
Covenants
     6.1. Interim Operations. After the date hereof and prior to the Closing (unless Buyer shall otherwise approve in writing, such approval not to be unreasonably withheld or delayed, and except as otherwise expressly contemplated by this Agreement, and except as required by applicable Laws), the Company shall, and the Shareholders covenant and agree to cause the Company and its Subsidiaries to, conduct the business of the Company and its Subsidiaries in the ordinary and usual course and, to the extent consistent therewith, the Company shall and the Shareholders shall cause the Company and the Company’s Subsidiaries to (x) use their respective reasonable best efforts to preserve the Company’s and its Subsidiaries’ business organizations intact and maintain existing relations and goodwill with all Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates, (y) keep available the services of the Company’s and its Subsidiaries’ present employees and agents and (z) make capital expenditures substantially in compliance with the Company’s 2007 budget provided to Buyer prior to the date of this Agreement and set forth on Schedule 6.1. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the Closing, except (A) as otherwise expressly contemplated by this Agreement, (B) as Buyer may approve in writing (such approval not to be unreasonably withheld or delayed) or (C) for transactions set forth on Schedule 6.1, the Company will not and the Shareholders shall cause the Company and each of its Subsidiaries not to:
     (a) adopt or propose any change in its certificate of incorporation or by laws or other applicable governing instruments;
     (b) merge or consolidate with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;
     (c) acquire any entity or business (including by way of merger, stock purchase, asset purchase or otherwise) from any other Person, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement and disclosed on the Schedules;
     (d) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any Company Stock or any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any Company Stock or any shares of such capital stock or such convertible or exchangeable securities;
     (e) create or incur any Encumbrance in excess of $5 million on any assets of the Company or any of its Subsidiaries;
     (f) make any loans, advances or capital contributions to or investments in any Person, other than non-material advances to vendors and employees in the ordinary course of business consistent with past practice;
     (g) enter into any agreement with respect to the voting of its capital stock or declare, set aside, make or pay any non-cash dividend or other distribution, or purchase, redeem or otherwise acquire any of its capital stock payable other than in cash, with respect to any of its capital stock;
     (h) reclassify, split or combine, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;
     (i) incur any Debt (other than borrowings under the Company’s existing debt facilities in the ordinary course of business consistent with past practice) or guarantee Debt of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;
     (j) enter into any Contract that would have been a Material Contract had it been entered into prior to the entering into of this Agreement;
     (k) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;
     (l) other than in the ordinary course of business consistent with past practice, amend, modify or terminate any Material Contract, or cancel, modify or waive any Debts or claims held by it or waive any rights;
     (m) except as set forth on Schedule 6.1(m), make any material Tax election, take any material position on any Tax Return filed on or after the date of this Agreement or adopt any tax accounting method that is inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods, or settle or resolve any material Tax controversy;
     (n) other than pursuant to Contracts in effect prior to the date of this Agreement and disclosed on the Schedules, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $100,000 in the aggregate;

     (o) except as set forth on Schedule 6.1(o) or otherwise required by applicable Law, (i) increase the compensation, bonus or pension or welfare benefits of, or make any new equity — based awards to, any director, officer or employee of the Company or any of its Subsidiaries (other than those increases in the ordinary course of business consistent with past practice to employees below the Vice President level), (ii) establish, adopt, amend or terminate any Benefit Plan or amend the terms of any Benefit Plan or outstanding equity-based awards or (iii) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already required by any such Benefit Plan;
     (p) settle, or consent to any settlement of, any actions, suits, claims or proceedings against the Company or any of its Subsidiaries or any obligation or liability of the Company or any of its Subsidiaries alleging any injury or damage (other than disputes with customers or suppliers in the ordinary course of business consistent with past practice and not exceeding $50,000 per claimant);
     (q) take any action or omit to take any action that will waive, modify, compromise or extinguish any of the Company’s or any of its Subsidiaries’ rights with respect to any agreements, understandings or arrangements relating to any insurance coverage;
     (r) take any action or omit to take any action that is reasonably likely to result in any of the conditions to Closing set forth in Article VII not being satisfied (other than the taking of any action required to be taken under applicable Law or the omission of any action prohibited under applicable Law);
     (s) enter into, terminate, amend or modify any Contract or transaction with any Affiliate, Shareholder or other Related Party;
     (t) enter into any purchase order (other than purchase orders entered into in the ordinary course of business consistent with past practice and in an amount less than $10 million); or
     (u) agree, authorize or commit to do any of the foregoing.
     6.2. Other Actions; Notification.
     (a) Cooperation. Subject to the terms and conditions set forth in this Agreement, each Party shall cooperate with each other and use (and the Company shall cause its Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, Buyer will, as soon as practicable after the date of this Agreement, (i) prepare and file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and (ii) prepare and provide submissions to the Commissioner of Competition including a request for an Advance Ruling Certificate and, if requested by Buyer, the Company and Buyer will promptly file a short-form or long-form pre-merger notification pursuant to the Competition Act. Notwithstanding anything contained in this Agreement to the contrary, Buyer shall not be required to proffer or accept any Order providing for Buyer or any of its Affiliates to (x) sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, any entities, assets, or facilities of the Company or any of its Subsidiaries, or any entity, facility or asset of Buyer or any of its Subsidiaries or any of its or their Affiliates, (y) terminate, amend or assign any existing relationships or contractual rights or obligations, or (z) amend, assign or terminate any existing licenses or other agreements or enter into any new licenses or other agreements.
     (b) Information. Each Party shall, upon request by any other, furnish such other Parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of any Party or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.
     (c) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and the Shareholders shall keep Buyer, and Buyer shall keep the Company and the Representative, apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing such Parties with copies of notices or other communications received by such Party, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity, including under the HSR Act and the Competition Act, with respect to the transactions contemplated by this Agreement. The Company and the Shareholders shall give prompt notice to Buyer of any change, fact or condition that is reasonably likely to result in a Material Adverse Effect or of any failure of any condition to Buyer’s obligations to effect the Closing and Buyer shall give prompt notice to the Company and the Representative of any change, fact or condition that is reasonably likely to have a material adverse effect on Buyer’s ability to consummate the Financings or of any failure of any condition to the Company’s obligations to effect the Closing; provided, however, that the delivery of any notice pursuant to this sentence shall not limit or otherwise affect the remedies available hereunder to the Party to which such notice is given.
     6.3. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford Buyer’s officers, its financing sources and other authorized representatives of Buyer reasonable access, during normal business hours throughout the period prior to the Closing, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause each of its Subsidiaries to) furnish promptly to Buyer all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 6.3 shall affect or be deemed to modify any representation or warranty made by the Company or the Shareholders herein, and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for information made pursuant to this Section 6.3 shall be directed to the Representative or other Person designated by the Representative. All such information shall be governed by the terms of the Confidentiality Agreement.
     6.4. Shareholder Restrictions. From the date of this Agreement to the Closing, except as necessary to comply with Sections 6.17 and 6.18, each of the Shareholders agrees it shall not (a) sell, transfer, encumber, assign or otherwise dispose of, or enter into any Contract with respect to the sale, transfer, encumbrance, assignment or other disposition of, any of the Company Stock held by such Shareholder or (b) take any action (other than any action required by Law), or omit to take any action (other than any action prohibited by Law), which would reasonably be expected to have the effect of preventing or disabling such Shareholder from delivering such Shareholder’s Company Stock to Buyer or McJ Holding at the Closing, or immediately prior to Closing, free and clear of any Encumbrances or otherwise performing such Shareholder’s obligations under this Agreement or the Contribution Agreement.
     6.5. Shareholder Non-Compete Agreements. At or prior to the Closing, the Company and each Person listed on Schedule 6.5 shall enter into a Non-Compete and Non-Solicitation Agreement in the form attached hereto as Exhibit G (each, a “Non-Compete Agreement”).
     6.6. Shareholders’ Post-Closing Confidentiality Obligation. Each Shareholder acknowledges that (i) during the course of its affiliation with the Company, it has produced and/or had access to confidential information relating to the Company and its Subsidiaries (“Confidential Information”), and (ii) the unauthorized use or disclosure of any Confidential Information at any time would constitute unfair competition with Buyer and would deprive Buyer of the benefits of this Agreement and the transactions contemplated by this Agreement. Each Shareholder agrees that it will hold in confidence the Confidential Information and will not, directly or indirectly, disclose, publish, or otherwise make available any of the Confidential Information to the public or to any Person or use any of the Confidential Information for its own benefit or for the benefit of any other Person, other than Buyer and its Affiliates; provided, however, that such Shareholder may disclose Confidential Information if, but only to the extent, required to do so by Law, provided, however, that in such case, such Shareholder shall provide Buyer with prior written notice thereof so that Buyer may seek an appropriate protective order or other appropriate remedy, and such Shareholder shall (at Buyer’s expense) reasonably cooperate with the Company in connection therewith and provided, further, that, in the event that a protective order or other remedy is not obtained, such Shareholder shall furnish only that portion of such information which, in the opinion of its counsel, such Shareholder is legally compelled to disclose and shall exercise commercially reasonable efforts to obtain reasonable assurance that confidential treatment will be accorded any such information so disclosed.
     6.7. Release of Claims by Shareholders. Effective upon the Closing, each of the Shareholders, on such Shareholder’s own behalf and on behalf of such Shareholder’s heirs, executors, administrators, legal representatives, successors and assigns, hereby irrevocably releases, acquits, and forever discharges the Company and the Company’s Subsidiaries and each of their respective present or former officers, directors, agents, employees, employee benefit plans (and the fiduciaries thereof) and Affiliates, in each case, in their capacity as such, and the successors and assigns of any of the foregoing (collectively, the “Released Parties”), from any and all claims, actions, causes of action, suits, rights, debts, agreements, damages, injuries, losses, costs, expenses, (including legal fees) and demands whatsoever and all consequences thereof, of every nature or description, whether known or unknown, suspected or unsuspected, foreseen or unforeseen, actual or potential, existing as of or prior to the Closing, that any of the Shareholders ever had, now has or may in the future (as of or prior to the Closing) have against any of the Released Parties, in law or in equity, as a result of any act, transaction, agreement, event or omission, occurring or committed from the beginning of time through the Closing (the “Released Claims”), other than (i) any claims for current wages, benefits and expense reimbursements arising in the ordinary course of business or (ii) any other claims that constitute current liabilities of the Company and its Subsidiaries and the amount of which are taken in the computation of Net Working Capital. Notwithstanding the foregoing, any obligation by Buyer or the Company to any Shareholder to be performed after the Closing pursuant to this Agreement or any of the Ancillary Documents shall not constitute a Released Claim.
     6.8. Investigations and Actions. The Shareholders and the Company shall keep Buyer informed, on a current basis, of any events, discussions, notices or changes with respect to any criminal or regulatory investigation or action involving the Company or any of its Subsidiaries, so that Buyer and its Affiliates will have the opportunity to take appropriate steps to avoid or mitigate any regulatory consequences to them that might arise from such investigation or action.
     6.9. Indemnification; Directors’ and Officers’ Insurance.
     (a) From and after the Closing the Company will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of the Company or any of its Subsidiaries (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing; provided, however, that the Company shall not indemnify any director, officer or employee for any liability for (i) receipt of a financial benefit to which such Company Indemnified Party is not entitled, (ii) an intentional infliction of harm on the Company or its Affiliates, (iii) in the case of a director, a distribution in violation of Section 1052 of the Oklahoma General Corporation Act or Section 2030 of the Oklahoma Limited Liability Company Act or (iv) an intentional violation of criminal Law.
     (b) Any Company Indemnified Party wishing to claim indemnification under Section 6.9(a) upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Company thereof, but the failure to so notify shall not relieve the Company of any liability it may have to such Company Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Closing), (i) the Company shall have the right to assume the defense thereof and the Company shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if the Company elects not to assume such defense or counsel for the Company Indemnified Parties advises that there are issues which raise conflicts of interest between the Company and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel satisfactory to them, and the Company shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided, however, that Company shall be obligated pursuant to this Section 6.9(b) to pay for only one firm of counsel for all Company Indemnified Parties in any jurisdiction unless the use of one counsel for such Company Indemnified Parties would present such counsel with a conflict of interest; provided that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Company Indemnified Parties will cooperate in the defense of any such matter; and (iii) the Company shall not be liable for any settlement effected without the Company’s prior written consent; and provided, further, that the Company shall not have any obligation hereunder to any Company Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. If such indemnity is not available with respect to any Company Indemnified Party, then the Company and the Company Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits to the extent permitted by applicable Law.
     (c) Prior to the Closing, Buyer shall obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Closing from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall Buyer or the Company be required to expend for such policies an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Buyer or the Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
     (d) If the Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations set forth in this Section 6.9.
     (e) The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties.
     (f) The rights of the Company Indemnified Parties under this Section 6.9 shall be in addition to any rights such Company Indemnified Parties may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.
     6.10. Director Resignations. The Shareholders shall cause the Company to deliver to Buyer, written letters of resignation, effective on or prior to the Closing, of each of the directors and officers of the Company and its Subsidiaries requested by Buyer prior to the Closing.
     6.11. Excluded Assets. Prior to the Closing, the Company shall cause the assets set forth on Schedule 6.11 to be transferred in accordance with such Schedule.
     6.12. Ancillary Documents. On or prior to the Closing, the Shareholders shall cause the Representative to execute and deliver, and Buyer shall execute and deliver, the Escrow Agreement.
     6.13. Financing.
     (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment (provided that Buyer may replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Financing Commitment as of the date hereof, or otherwise so long as the terms would not materially adversely impact the ability of Buyer to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitment, (ii) satisfy on a timely basis all conditions applicable to Buyer to obtaining the Debt Financing set forth in the Debt Financing Commitment (including by consummating the equity financing pursuant to the terms of the Equity Financing Commitment), (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Financing Commitments or on other terms that would not adversely impact the ability or likelihood of Buyer to consummate the transactions contemplated hereby, and (iv) consummate the Financing at or prior to the Closing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Buyer shall use its reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event; provided, that such alternative financing shall be on terms and conditions materially no less favorable to Buyer than those provided in the Debt Financing Commitment, or otherwise on terms and conditions acceptable to Buyer. Buyer shall give the Company prompt notice of any material breach by any party to the Financing Commitments of which Buyer becomes aware, or any termination of the Financing Commitments. Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and provide copies of all documents related to the Debt Financing (other than any fee letters and ancillary documents subject to confidentiality agreements) to the Company. The Company hereby consents to the use of its and its Subsidiaries’ names and logos in connection with the Financing.

     (b) Prior to the Closing, the Company shall, and the Shareholders shall cause the Company to, provide to Buyer, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the respective officers, employees and advisors, including legal and accounting, of the Company and its Subsidiaries to, provide to Buyer all cooperation reasonably requested by Buyer that is necessary in connection with the Debt Financing, including using reasonable best efforts to (i) participate in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) provide assistance in preparation of confidential information memoranda (including execution and delivery of a customary representation letter) and other materials to be used in connection with obtaining financing contemplated by the Debt Financing Commitment and all information (including financial information) customarily contained therein, (iii) provide assistance in the preparation for, and participate in, meetings, due diligence sessions and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (iv) enter into a loan agreement and related documents (including pledge and security documents), (v) execute and deliver customary certificates, legal opinions or other documents reasonably requested by Buyer (including a certificate of the chief financial officer of the Company with respect to solvency matters) and otherwise reasonably facilitate the pledging of collateral contemplated by the Debt Financing Commitment (including taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and to conduct the appraisals and field examinations relating thereto as contemplated by the Debt Financing Commitment and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing) and (vi) provide the financial statements and other information necessary for the satisfaction of the obligations and conditions set forth in the Debt Financing Commitment within the time periods required thereby in order to permit a Closing Date on or prior to the Termination Date; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries. The Company shall use its reasonable best efforts to obtain pay-off letters, in form and substance reasonably satisfactory to Buyer, from holders of all Debt and to ensure that each such pay-off letter will provide for the waiver of any notice provisions relating thereto. If this Agreement is terminated pursuant to Section 8.1(a) or 8.1(b)(ii) (but with respect to Section 8.1(b)(ii) only for a Willful or Deliberate Breach by Buyer), Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation.
     6.14. CanHCo Call Right. The Parties agree that during the period from June 15, 2008 to December 15, 2008 (the “Call Period”), Buyer may, in its sole discretion, cause Red Man Pipe & Supply Canada Ltd, a wholly owned Subsidiary of the Company (“CanHCo”), to exercise the CanHCo Call Right set forth in Section 10 of the Midfield Shareholders Agreement. If Buyer so elects to exercise the CanHCo Call Right, then no later than five (5) Business Days following payment of the CanHCo Call Price to Midfield Holdings (Alberta) Ltd. (“MinorityHCo”) or any of its Permitted Transferees (as defined in the Midfield Shareholders Agreement), Buyer shall pay by wire transfer of immediately available funds to the Representative, on behalf of the Shareholders, for distribution to the Shareholders in accordance with Schedule 1, to an account designated by the Representative in a written notice to Buyer, an amount in cash equal to (i) $99,954,281.63 minus (ii) the sum of (x) the CanHCo Call Price (in U.S. Dollars using the spot rate at the close of business on the Business Day immediately prior to the day the CanHCo Call right is exercised) paid by CanHCo to MinorityHCo or any of its Permitted Transferees (as defined in the Midfield Shareholders Agreement) and (y) all costs, charges, fees, expenses, losses, liabilities, obligations, claims, fines, Transfer Taxes and other Taxes imposed on CanHCo, the Company or any of their Affiliates as a result of the exercise of the CanHCo Call Right or the consummation of such transaction (in U.S. Dollars using the spot rate at the close of business on the Business Day immediately prior to the day the CanHCo Call right is exercised), including the amount equal to the aggregate principal amount, plus accrued interest thereon, of all shareholder loans which are repaid by CanHCo as contemplated by Section 10(e) of the Midfield Shareholders Agreement except to the extent such amounts were included in the Debt Amount (the difference of (i) and (ii), as may be set off pursuant to Section 2.3(c), “Midfield Amount”). If Buyer elects not to cause CanHCo to exercise the CanHCo Call Right, then on or prior to the one month anniversary of the expiration of the Call Period, Buyer shall pay by wire transfer of immediately available funds to the Representative, on behalf of the Shareholders, for distribution to the Shareholders in accordance with the column entitled “Cash Proceeds Percentages” on Exhibit B, to an account designated by the Representative in a written notice to Buyer, an amount in cash equal to the Midfield Amount determined as if Buyer exercised the CanHCo Call Right on the final day of the Call Period. If the CanHCo Call Right is exercised and the Midfield Amount is a negative amount, the Non-Plan Shareholders shall, severally and not jointly, pro rata in proportion to each such Shareholder’s ownership of shares of Company Stock in accordance with the column entitled “Non-Plan Shareholders Percentages” on Schedule 1, be liable to Buyer for the absolute value of such negative amount. Any payments made under this Section 6.14 shall be considered an adjustment to the Purchase Price.
     6.15. Assets of Buyer. The Shareholders and the Company hereby acknowledge and agree that (a) as of the date hereof, (i) Buyer’s sole assets are cash in a de minimis amount and its rights under this Agreement and the agreements contemplated hereby, and (b) no additional funds are expected to be contributed to Buyer unless and until the Closing occurs.
     6.16. Phantom Stock. Prior to Closing, the Shareholders shall cause the Company to cancel all of the phantom stock awards held by Brian J. Collins, Dee Paige and Jeff Lang solely in consideration for the Shareholders’ obligation to pay such individuals cash or other property at such time or times and in such amounts as may be agreed before the Closing Date, and which payments shall not constitute “parachute payments” within the meaning of Section 280G of the Code, in each case, as reasonably acceptable to Buyer.
     6.17. Contribution Percentages. Each Shareholder agrees that Exhibit B under the heading “Contributed Shares” sets forth for such Shareholder the minimum number of shares of Company Stock that such Shareholder shall contribute to McJ Holding as Contributed Shares pursuant to the Contribution Agreement. The Parties agree that the Representative may, no later than 15 Business Days prior to the Closing Date, deliver a written notice to Buyer (the “Contribution Percentage Notice”) changing the number of shares of Company Stock to be contributed pursuant to the Contribution Agreement by any Ketchum Entity, or adding BJHK Living Trust, CK and/or any Other Ketchum Entity that holds shares of Company Stock as a Continuing Shareholder; provided that (i) the CK Contributed Share Percentage shall in no event be less than 25% or greater than 50% and (ii) the aggregate number of Contributed Shares shall not exceed 30,996.30 (that is, an Aggregate Contribution Percentage of 17.38%). The Parties

agree that Exhibit B shall be amended prior to the Closing to reflect any change in the number of Contributed Shares or any additional Person contributing shares of Company Stock pursuant to the Contribution Percentage Notice. In addition, (x) BJHK Living Trust shall execute and deliver the Contribution Agreement prior to Closing if its number of Contributed Shares as adjusted pursuant to this Section 6.17 is greater than zero and (y) each of CK and each Other Ketchum Entity shall execute and deliver the Contribution Agreement and this Agreement as a Shareholder prior to Closing if it is added as an additional Person contributing shares of Company Stock pursuant to the Contribution Percentage Notice; provided that if BJHK Living Trust or such CK or Other Ketchum Entity fails to execute and deliver the Contribution Agreement and/or this Agreement, as applicable, its number of Contributed Shares shall be zero. The Parties acknowledge and agree that Consolidated Investment Services, Inc., the Company Retirement Plan and Louie Leflore shall not be entitled to become Continuing Shareholders and shall not be entitled to contribute any shares of Company Stock to McJ Holding pursuant to the Contribution Agreement.
     6.18. CK Contributed Share Percentage. Each of K.F. Enterprises, L.L.C. and BJHK Limited Partnership agree to take all such actions as may be necessary and appropriate such that the CK Contributed Share Percentage shall not be less than 25% and not greater than 50% upon the closing of the transactions contemplated by the Contribution Agreement.
ARTICLE VII
Conditions to Closing
     7.1. Conditions to Obligations of the Shareholders and Buyer. The respective obligations of the Shareholders and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by applicable Law, the waiver at or prior to the Closing of each of the following conditions:
     (a) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement.
     (b) Escrow Agreement. The Escrow Agreement shall have been executed and delivered by the Representative (on behalf of the Shareholders), Buyer and the Escrow Agent.
     (c) HSR Waiting Period. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated.
     (d) Competition Act. Competition Act Compliance shall have been obtained.
     7.2. Conditions to the Obligations of the Shareholders. The obligations of each Shareholder to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by the Representative at or prior to the Closing of each of the following conditions:

     (a) Performance of Obligations by Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.
     (b) Representations and Warranties. (i) The representations and warranties of Buyer set forth in this Agreement (other than those in Section 5.2 (Corporate Authority)) shall be true and correct as of the date of this Agreement and as of the Closing (without giving effect to any “material,” “materiality” or “material adverse effect” qualifications to such representations and warranties), except (A) to the extent that the failure of such representations and warranties of Buyer to be true and correct individually or in the aggregate would not have, or reasonably be likely to have, a material adverse effect on Buyer or would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement and (B) for those representations and warranties which expressly relate to any earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date); and (ii) the representations and warranties set forth in Section 5.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing.
     (c) Closing Certificate. The Representative shall have received a certificate of Buyer, dated the Closing Date, to the effect that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.
     (d) Contribution Agreement. McJ Holding shall have performed in all material respects all obligations required to be performed by it under the Contribution Agreement at or prior to the Closing.
     7.3. Conditions to the Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction or, to the extent permitted by applicable Law, the waiver by Buyer at or prior to the Closing of each of the following conditions:
     (a) Performance of Obligations of the Shareholders and the Company. Each Shareholder and the Company shall have performed in all material respects all obligations required to be performed by he, she or it under this Agreement at or prior to the Closing.
     (b) Representations and Warranties. (i) The representations and warranties of the Shareholders and the Company set forth in this Agreement (other than those in Sections 3.1 (Ownership; Authorization of Transaction), 4.1 (Authorization of Transaction), 4.3 (Capitalization), 4.16 (Related Party Transactions) and 4.20 (Brokers and Finders) (collectively, the “Excluded Representations”) shall be true and correct as of the date of this Agreement and as of the Closing (without giving effect to any “material”, “materiality”, “Material Adverse Effect” or “Knowledge” qualification to such representations and warranties), except (A) to the extent that the failure of such representations and warranties of the Shareholders and/or the Company to be true and correct, individually or in the aggregate, has not had, and is not reasonably likely to have, a Material Adverse Effect and (B) for those representations and warranties which expressly relate to an earlier date (in which case such representations and warranties shall have been true and correct as of such earlier date); and (ii) the Excluded Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing.

     (c) Closing Certificate. Buyer shall have received a certificate from the Representative on behalf of the Shareholders, dated the Closing Date, to the effect that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.
     (d) Stock Certificates. The Shareholders shall have tendered for delivery to Buyer share certificates representing all of the Transferred Shares free and clear of any Encumbrance, duly endorsed in blank by each Shareholder, or accompanied by appropriate stock powers, in proper form for transfer.
     (e) No Restraints. There shall not be instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking an Order (i) to prohibit, limit, restrain or impair Buyer’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or its Subsidiaries or other Affiliates from and after the Closing (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (ii) to prohibit or limit Buyer’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Company, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the transactions contemplated by this Agreement individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing.
     (f) Phantom Stock. The Shareholders shall have caused the Company to cancel all of the phantom stock awards held by Brian J. Collins, Dee Paige and Jeff Lang solely in consideration for the Shareholders’ obligation to pay such individuals cash or other property at such time or times and in such amounts as may be agreed before the Closing Date, and which payments shall not constitute “parachute payments” within the meaning of Section 280G of the Code, in each case, as reasonably acceptable to Buyer.
     (g) Debt Financing. Buyer shall have received the proceeds of the Debt Financing on the terms and conditions set forth in the Debt Financing Commitment, or the proceeds of any alternative debt financing as contemplated by Section 6.13(a).
     (h) Material Adverse Effect. No event, development, circumstance or occurrence shall have occurred, since the date of this Agreement that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.
     (i) Pay-Off Letters. The Company shall have received pay-off letters, in a form and substance reasonably satisfactory to Buyer, from holders of all Debt that Buyer has requested be paid off, together with all necessary documentation required to release any Encumbrances securing repayment of any such Debt, and each such pay-off letter shall provide for the waiver of any notice provisions relating thereto.
     (j) Employment Agreements. Each of the Employment Agreements shall be in full force and effect.

     (k) Continuing Shareholders. (i) Immediately prior to the Closing, each Continuing Shareholder shall have consummated the transactions contemplated by the Contribution Agreement, (ii) the Contribution Agreement shall be in full force and effect and (iii) the CK Contributed Share Percentage shall be not less than 25% and not greater than 50%.
     (l) Withholding Certificate. Buyer shall have received from the Company a certificate issued by the Company, in form and substance reasonably satisfactory to Buyer, conforming to the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h).
     (m) Non-Compete Agreements. The Company and each Person listed on Schedule 6.5 shall have executed and delivered a Non-Compete Agreement, and each Non-Compete Agreement shall be in full force and effect.
ARTICLE VIII
Termination
     8.1. Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
     (a) by the mutual written consent of the Representative and Buyer;
     (b) (i) by Buyer, if there has been a breach of any representation, warranty, covenant or agreement made by any of the Shareholders or the Company in this Agreement or in any Ancillary Document, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Buyer to the Representative or (y) two business days prior to the Termination Date; or (ii) by the Representative, if there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement or in any Ancillary Document, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by the Representative to Buyer or (y) two (2) Business Days prior to the Termination Date; or
     (c) by Buyer or the Representative, if (i) the transactions contemplated by this Agreement have not been consummated on or prior to December 31, 2007 (the “Termination Date”) or (ii) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, that, in each of the foregoing cases, the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party (or the Shareholders or the Company in the case of the Representative) that is responsible for a Willful or Deliberate Breach of its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the transactions contemplated by this Agreement on or prior to the Termination Date.

The Party desiring to terminate this Agreement pursuant to clause (b) or (c) of this Section 8.1 shall, in the case of Buyer, give written notice of such termination to the Representative, and, in the case of the Representative, give written notice of such termination to Buyer.
     8.2. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its representatives or Affiliates); provided, that Article X shall survive the termination of this Agreement; and provided, further, that except as otherwise provided herein, no such termination shall relieve any Party of any liability or damages to any other Party resulting from any Willful or Deliberate Breach of this Agreement prior to any such termination.
ARTICLE IX
Survival
     9.1. Survival. The representations and warranties contained in this Agreement or in any Ancillary Document shall not survive the Closing. Each of the covenants and agreements contained in this Agreement or in any Ancillary Document shall survive the Closing and continue in full force and effect until performed in accordance with their terms.
ARTICLE X
Miscellaneous
     10.1. Publicity. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release and thereafter no press releases or public announcements with respect to the transactions contemplated by this Agreement and filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, shall be issued or made by the Company or any Shareholder, on the one hand, or Buyer, on the other hand, without the prior written consent of Buyer or the Company, as the case may be (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.
     10.2. Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and those Ancillary Documents entered into contemporaneously with or subsequent to this Agreement constitute the entire agreement among the Parties and supersede any prior understandings or agreements by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.
     10.3. Succession and Assignment. Except as otherwise provided herein, this Agreement may not, without the prior written consent of Buyer and the Representative, be assigned by Buyer, the Company or any of the Shareholders by operation of law or otherwise, and any attempted assignment shall be null and void; provided that Buyer may, without prior written consent of the Representative, (i) assign any or all of its rights hereunder to one or more of its Affiliates, (ii) designate one or more of its Affiliates to perform its obligations hereunder and (iii) assign its rights, but not its obligations, under this Agreement to any of its, or any of its Affiliate’s, financing sources (in any or all of which cases described in clause (i), (ii) or (iii), Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, permitted assigns and legal representatives.
     10.4. Expenses. If the transactions contemplated by this Agreement are consummated, the Shareholders, on the one hand, and Buyer, on the other hand, shall bear all costs and expenses incurred by or on behalf of such Party (and by the Company or any of its Subsidiaries in the case of the Shareholders); provided, that (i) any Company Expenses borne by the Company or any of its Subsidiaries shall be taken into account in making the adjustment provided for in Section 2.3, and (ii) that all Transfer Taxes resulting from the transactions contemplated by this Agreement shall be paid by Buyer. If the transactions contemplated by this Agreement are not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be borne by the Party incurring such expense; provided, that if Buyer terminates this Agreement pursuant to Section 8.1(b)(i) (but only for a Willful or Deliberate Breach by the Company or any Shareholder), the Company shall pay all of Buyer’s and its Affiliates’ costs and expenses incurred in connection with this Agreement. The provisions of this Section 10.4 are intended to be for the benefit of, and shall be enforceable by McJ Holding and its Affiliates (including its members and Subsidiaries) in addition to the Parties.
     10.5. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     10.6. Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing, and shall be given (and shall be deemed to have been duly given upon receipt) by personal delivery, electronic facsimile transmission, overnight courier or registered or certified mail, postage prepaid, and addressed to the intended recipient as set forth below (or at such other address as shall be specified in a notice given in accordance with this Section 10.6):

If to the Shareholders, the Representative or, prior to the Closing, the Company:
c/o Craig Ketchum
8023 East 63rd Place
Suite 800
Tulsa, Oklahoma 74133
Fax: (918) 461-5375
with a copy to:
Baker Botts L.L.P.
30 Rockefeller Plaza, 44th Floor
New York, NY 10112
Attention: Lee D. Charles, Esq. and Marc A. Leaf, Esq.
Fax: (212) 259-2505 and (212) 259-2597
If to Buyer or, following the Closing, the Company:
835 Hillcrest Drive
Charleston, WV 25311
Attention: H.B. Wehrle III
Fax: (304) 348-1557
with copies to:
GS Capital Partners
85 Broad Street, 10th Floor
New York, NY 10004
Attention: Henry Cornell and Jack Daly
Fax: (212) 357-5505
and:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Robert C. Schwenkel, Esq.
Fax: (212) 859-4000
     10.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware without giving effect to the principles of conflicts of law.
     10.8. Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Company, the Representative and Buyer. No waiver by any Party of any default or any breach of any representation, warranty, covenant or agreement hereunder or under any Ancillary Document shall be deemed to extend to any prior or subsequent default or breach or affect in any way any rights arising by virtue of any such prior or subsequent occurrence. Notwithstanding the foregoing, (a) this Agreement may be amended to add additional Persons as “Shareholders” to reflect changes in the ownership of Company Stock prior to the Closing as contemplated by Section 6.17 and (b) Exhibit B may be amended as contemplated by Section 6.17.
     10.9. Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, this Agreement shall be amended so as to enforce the illegal, invalid or unenforceable provision to the maximum extent permitted by applicable Law, and the parties shall cooperate in good faith to further modify this Agreement so as to preserve to the maximum extent possible the intended benefits to be received by the Parties.
     10.10. Construction. The Parties intend that each representation, warranty, covenant and agreement contained in this Agreement or in any Ancillary Document shall have independent significance. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement.
     10.11. Specific Performance. The Company and each of the Shareholders acknowledge and agree that Buyer would be damaged irreparably in the event any of the provisions of this Agreement or any of the Ancillary Documents is not performed in accordance with its specific terms or otherwise is breached by the Company or any of the Shareholders. Accordingly, the Company and each of the Shareholders agree that Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or any Ancillary Document by the Company or any of the Shareholders and to enforce specifically the terms and provisions of this Agreement and each Ancillary Document, this being in addition to any other remedy to which Buyer is entitled at law or in equity. In addition, Buyer agrees that the Company and the Shareholders shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Buyer and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which the Company and the Shareholders are entitled at law or in equity, but the Company and the Shareholders shall be entitled to such injunction or injunctions solely to prevent breaches of or to enforce compliance with (x) Sections 6.2, 6.9, 10.1 and 10.4 and (y) those covenants of Buyer contained in Section 2.3(a), only if the proceeds of the financing provided for in the Debt Financing Commitment (and, if alternative debt financing is being used in accordance with Section 6.13(a), the proceeds of the financing contemplated by such alternative debt financing) are available to be drawn down by Buyer pursuant to the terms of the applicable agreements but is not so drawn down solely as a result of Buyer refusing to do so in breach of this Agreement.
     10.12. Jurisdiction; Court Proceedings; Waiver of Jury Trial. Any Claim against any Party to this Agreement arising out of or relating to this Agreement shall be brought in any federal or state court located in the State of Delaware located in the County of New Castle and each of the parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such Claim. A final judgment in any such Claim shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the extent that service of process by mail is permitted by applicable Law, each Party irrevocably consents to the service of process in any such Claim in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein. Each Party irrevocably agrees not to assert (a) any objection which it may ever have to the laying of venue of any such Claim in any federal or state court located in the State of Delaware in the County of New Castle and (b) any claim that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party waives any right to a trial by jury, to the extent lawful, and agrees that any of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained-for agreement among the Parties irrevocably to waive its right to trial by jury in any Claim whatsoever between them relating to this Agreement or the transactions contemplated hereby.
     10.13. Attorneys’ Fees. In the event that any action or proceeding is brought for the purpose of determining or enforcing the right of any Party or Parties hereunder, the Party or Parties prevailing in such action or proceeding shall be entitled to recover from the other Party or Parties all reasonable costs and expenses incurred by the prevailing Party or Parties, including reasonable attorneys’ fees.
     10.14. Representative.
     (a) By the execution and delivery of this Agreement, including counterparts hereof, each Shareholder hereby irrevocably constitutes and appoints Craig Ketchum as the true and lawful agent and attorney-in-fact of such Shareholder with full powers of substitution (the “Representative”), and, if substituted, the Representative shall promptly notify Buyer of such substitution, to act in the name, place and stead of such Shareholder with respect to this Agreement, as the same may be from time to time amended, and with respect to the transfer of such Shareholder’s Company Stock to Buyer pursuant hereto and the transactions contemplated hereby, and to do or refrain from doing all such acts and things, and to execute all such documents, as the Representative shall deem necessary or appropriate in connection with this Agreement, the Ancillary Documents or any of the transactions contemplated hereby or thereby. In the event of the death or other incapacity of the then current Representative, or resignation of the Representative, Shareholders which on the date hereof hold a majority of the Company Stock, shall, by any writing executed by the appropriate number of Shareholders and the new Representative (counterparts and facsimiles of signatures acceptable) approve and appoint a new Representative by delivering a written notice to that effect, whereupon the person designated in such notice shall be the new Representative with respect to all actions taken and/or documents signed from and after actual receipt by Buyer of such notice.
     (b) Without limiting the generality of the foregoing, the Representative is hereby authorized (i) to receive any payment owing to the Shareholders pursuant to Section 2.3, (ii) to execute the Escrow Agreement on behalf of the Shareholders, and (iii) to take all actions on behalf of the Shareholders in connection with any actions taken or to be taken under Section 2.3 of this Agreement (including accepting service of process upon the Shareholders and accepting or compromising any claim relating to the Proposed Purchase Price Calculation). The Representative and the Shareholders hereby agree that any amounts disbursed out of the Escrow Account to the Representative pursuant to the terms of this Agreement and/or the Escrow

Agreement shall be distributed by the Representative to the Shareholders in accordance with Schedule 1 and Exhibit B, as applicable. All decisions and actions of the Representative permitted hereunder shall be final, binding and conclusive on the Shareholders and may be relied upon by Buyer and its Affiliates as the decisions and actions of all of the Shareholders. The Representative shall not be liable to any of the Shareholders for any act done or omitted by him in good faith pursuant to this Agreement or any mistake of fact or Law unless caused by his own gross negligence or willful misconduct, and the Shareholders shall jointly and severally indemnify the Representative from any Losses arising out of his serving as Representative hereunder. In taking any action or refraining from taking any action whatsoever the Representative shall be protected in relying upon any notice, paper or other document reasonably believed by him to be genuine, or upon any evidence reasonably deemed by him to be sufficient. The Representative may consult with counsel in connection with his duties and shall be fully protected in any act taken, suffered or permitted by him in good faith in accordance with the advice of counsel.
     10.15. No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Company Indemnified Parties, the Buyer Indemnitees and McJ Holding and its Affiliates (including its members and Subsidiaries) under Section 10.4, and their respective successors and permitted assigns. The Parties further agree that the rights of the Company Indemnified Parties under Section 6.9 shall not arise unless and until the Closing occurs.
     10.16. Obligations of Parties. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company and the Shareholders to use reasonable best efforts to cause such Subsidiary to take such action.
     10.17. No Presumption Against Drafting Party. Each Party acknowledges that each Party has been represented by counsel in connection with this Agreement, each of the Ancillary Documents and the transactions contemplated herein and therein. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement or any of the Ancillary Documents against the drafting party has no application and is expressly waived.
     10.18. Signatures. This Agreement shall be effective upon delivery of original signature pages or .pdf or facsimile copies thereof executed by each of the Parties. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
     10.19. Computation of Time. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day.
     10.20. Dollars. Except as otherwise expressly provided, all references to dollars or “$” in this Agreement and the Ancillary Documents shall refer to United States dollars.

[signature pages follow]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

RED MAN PIPE & SUPPLY CO.
By:	/s/ CRAIG KETCHUM
	Name:	Craig Ketchum
	Title:	President and Chief Executive Officer

WEST OKLAHOMA PVF COMPANY
By:	/s/ F.T. GRAFF JR.
	Name:	F.T. Graff Jr.
Title:

McJ HOLDING LLC (for purposes of Sections 2.3(c) and 10.4 only)
By:	/s/ F.T. GRAFF JR.
	Name:	F.T. Graff Jr.
Title:

[Signature Page to Stock Purchase Agreement]

SHAREHOLDERS: BJHK LIMITED PARTNERSHIP
By:	/s/ LEWIS CRAIG KETCHUM
	Name:	Lewis Craig Ketchum
	Title:	Trustee/General Partner

BJHK LIVING TRUST
By:	/s/ BETTY KETCHUM
	Name:	Betty Ketchum
	Title:	General Partner

K.F. ENTERPRISES, L.L.C.
By:	/s/ BETTY KETCHUM
	Name:	Betty Ketchum
	Title:	General Partner

CONSOLIDATED INVESTMENT SERVICES, INC.
By:	/s/ HEATHER KREAGER
	Name:	Heather Kreager
	Title:	Senior Vice President

RED MAN PIPE & SUPPLY COMPANY RETIREMENT SAVINGS PLAN
By:	/s/ BETTY KETCHUM
	Name:	Betty Ketchum
	Title:	Trustee

By:	/s/ DEE PAIGE
	Name:	Dee Paige
	Title:	Trustee

LOUIE LEFLORE /s/ LOUIE LEFLORE REPRESENTATIVE: CRAIG KETCHUM /s/ CRAIG KETCHUM
[Signature Page to Stock Purchase Agreement]